2/1

06015126

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME West Jet Airlines Ltd.

*CURRENT ADDRESS 5055 - 11 St. NE
Calgary, Alberta
Canada T2E 8N4

PROCESSED
JUL 14 2006
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34998 FISCAL YEAR 12/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☒

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: [illegible]

DATE: 7/13/06

82-34992

12-31-05
AR/S

RECEIVED

MAY -1 A 8:

OFFICE OF INTERNATIONAL
CORPORATE FINANCE



WESTJET

WESTJET HEAD OFFICE: 5055 – 11 St. NE, Calgary, Alberta, Canada T2E 8N4
Phone: Toll-free 1-888-293-7853, Calgary (403) 444-2600 Fax (403) 444-2301

westjet.com



2005 WESTJET ANNUAL REPORT

OWNERS' MANUAL

WESTJET

TABLE OF CONTENTS



Brad Griffiths and Mike Gallagher
TAC Team

WESTJET IS CANADA'S LEADING LOW-FARE AIRLINE and is based in Calgary, Alberta. At year-end 2005, WestJet employed 4,973 people, and carried 9.4 million guests to its 23 Canadian destinations of Victoria, Comox, Vancouver, Abbotsford/Fraser Valley, Prince George, Kelowna, Grande Prairie, Calgary, Edmonton, Fort McMurray, Saskatoon, Regina, Winnipeg, Thunder Bay, London, Hamilton, Toronto, Ottawa, Montréal, Moncton, Charlottetown, Halifax and St. John's, and its 10 American destinations of Honolulu, Maui, Los Angeles, Palm Springs (seasonal), Las Vegas, Phoenix (seasonal), Tampa, Orlando, Fort Myers and Fort Lauderdale. As at December 31, 2005, WestJet's fleet consisted of 56 Boeing 737 aircraft. WestJet is publicly traded on the Toronto Stock Exchange under the symbols WJA and WJA.RV.

THIS IS NOT STRICTLY AN ANNUAL REPORT

Given that many of the people reading this are shareholders (among them 86% of WestJetters), we prefer to call it an owners' manual.

It is written for owners, those people who value the company enough to have taken a stake in it. Naturally, it is also written for potential owners: those who have had their eye on WestJet's steady growth and commitment to quality and are now weighing the many benefits of sharing in the treasured WestJet ownership experience.

Like all owner's manuals, it is crammed with information on everything you ever wanted to know about WestJet – our financials, activities, policies, contributions and forecasts. Basically, all our comings and goings in 2005.

Some folks will dip into it at their leisure over a coffee, tea or juice. Others (principally, those diehard WestJet investors) will pore over it with flourescent yellow highlighter in hand, letting the charts, graphs and reports transport them high above the clouds.

Either way, we hope it does what any good owner's manual should do: fill you with knowledge. If, after perusing its pages, you feel you know WestJet and would like to invest in becoming a part of it, then this little manual will have more than done its job.

***ABOUT THIS MANUAL:**

THE INFORMATION ON THESE PAGES APPLIES SOLELY TO WESTJET AND MAY NOT BE COMPATIBLE WITH OTHER AIRLINES.

Cover photos left to right: Jay Aguinaldo, Warranty Coordinator; Alexandra Korres, Customer Service Agent; Veronica Caldwell, Accounting Records Assistant

Financial Overview

WestJet Airlines Ltd.

Selected Consolidated Financial Data (in thousands except per share data)

Consolidated Operating Statistics	2005	2004	2003	2002	2001
Revenues	$ 1,395,024	$ 1,057,990	$ 863,599	$ 683,074	$ 481,230
Earnings (loss) before income taxes	$ 51,975	$ (15,976)	$ 97,395	$ 82,844	$ 57,789
Net earnings (loss)	$ 24,001	$ (17,168)	$ 60,539	$ 51,780	$ 36,710
Earnings (loss) per share					
Basic	$ 0.19	$ (0.14)	$ 0.52	$ 0.47	$ 0.36
Fully diluted	$ 0.19	$ (0.14)	$ 0.52	$ 0.46	$ 0.35

Consolidated Operating Statistics	2005	2004	2003	2002	2001
Revenue passenger miles (RPM)	7,957,738,384	6,277,332,668	4,852,506,652	3,406,663,632	2,236,270,397
Available seat miles (ASM)	10,672,983,797	8,963,103,389	6,871,715,636	4,650,990,031	2,995,516,958
Load factor	75%	70%	71%	73%	75%
Yield (¢)	17.5	16.9	17.8	20.1	21.5
Revenue per ASM (¢)	13.1	11.8	12.6	14.7	16.1
Operating cost per ASM (¢)[1]	12.5	11.4	10.9	12.6	13.8
Average stage length (miles)	797	760	657	552	458
Cost per passenger mile (¢)[1]	16.8	16.3	15.4	17.2	18.5
Segment guests	9,423,279	7,835,677	6,978,815	5,861,068	4,670,364
Fuel consumption (litres)	552,382,525	490,782,605	397,613,173	305,600,565	232,094,156
Fuel cost per litre (¢)	64.1	49.2	39.2	36.6	36.5
Number of full-time-equivalent employees at year end	4,285	4,024	3,396	2,710	1,844
Fleet size at year end	56	54	44	35	27

(1) Writedown of $47,577,000 related to 200-series fleet impairment has been excluded from 2004 per-unit costs.


Revenue (MILLIONS OF DOLLARS)
1,500
1,200
900
600
300
0
481
683
864
1,058
1,395
2001
2002
2003
2004
2005


Available Seat Miles (MILLIONS)
12,000
10,000
8,000
6,000
4,000
2,000
0
2,996
4,651
6,872
8,963
10,673
2001
2002
2003
2004
2005


Average Stage Length (MILES)
800
700
600
500
400
300
200
100
0
458
552
657
760
797
2001
2002
2003
2004
2005

Operational Terms Explained

REVENUE PASSENGER MILES A measure of passenger traffic, calculated as the number of revenue passengers multiplied by the total distance flown.

AVAILABLE SEAT MILES A measure of total passenger capacity, calculated by multiplying the total number of seats available for sale by the total distance flown.

LOAD FACTOR A measure of total capacity utilization, calculated as the proportion of total available seat miles occupied by revenue passengers.

YIELD (revenue per revenue passenger mile) A measure of unit revenue, calculated as the gross revenue generated per revenue passenger mile.

Clive Beddoe
President and Chief
Executive Officer



IMPORTANT INFORMATION FROM OUR PRESIDENT:

"WestJetters have a vested interest in making our guests' travels with our airline exceptional because the majority of us are owners of the company."

PRESIDENT'S MESSAGE TO SHAREHOLDERS

THIS PAST YEAR has been very significant for WestJet as we accomplished a number of very major achievements over these 12 months.

We not only grew our airline by some 19% on a capacity basis, but were also able to increase our yields and load factors at the same time in both the quarter and on a year-over-year basis. The most encouraging part of our performance in this respect is the rate of increase that we achieved in our yields, which grew by only 1.2% in the first nine months of the year but by 12.3% in the fourth quarter.

This was a huge accomplishment, particularly when one considers all the other challenges we faced at the beginning of 2005.

We began the year in an extremely difficult environment with fuel costs escalating to new highs every month. Furthermore, we had committed to a significant growth strategy for our company as a result of decisions we had made prior to these increases. Consequently, we had to develop a series of alternative plans for 2005 depending on how the competitive landscape unfolded and had to modify those plans on a number of separate occasions as a competitor failed and the price of fuel continued its upward trend.

Consequently our team has been challenged in ways that they have never experienced before and have done a wonderful job in adapting to these changing circumstances.

The most significant of these has been the challenge of evolving our fleet into what is now the most modern in North America. During the year, we accelerated the retirement of our older 737-200s and disposed of 13 of these aircraft by year-end, replacing them with our new deliveries of Boeing Next-Generation 737s. Not only did we achieve this seamlessly, but we were also able to install fuel-saving winglets on each of the 700-series and 800-series aircraft and equip them with live satellite television systems while still growing our airline.

Throughout 2005, we successfully maintained our controllable cost of operations on an ASM basis at 2.4 cents year over year by the continued use of technology, and expect to maintain this trend into 2006. We are particularly pleased with this accomplishment despite increases in salaries and benefits. Further cost reductions will also flow from finally reaching our goal of flying only one type of aircraft, which was achieved in early January 2006. The operational advantages that will flow from this will progressively be felt during the first quarter of this year as we complete our pilot transitions and disposition process of these older assets. We built our company around these wonderful aircraft and would have kept them flying for several years more had the price of fuel not more than doubled in this last year.

It should be noted that throughout all of this turmoil in our industry we grew our gross revenues by almost $337 million – a pace which represents a record for us even though we have had much larger growth of capacity in prior years.


WESTJET

WestJet Boeing Next-Generation 737-700 aircraft

Profitable growth in 2005

>> In 2005, we returned to profitability and profit share

>> Despite the sudden rise in jet fuel prices, we still managed to bring up our yields

>> We grew our airline by nearly 20% while increasing load factors and yields

The fourth quarter of 2005 presented another round of challenges with the impacts that our industry faced from the worst hurricane season in living memory. This not only led to major damage to the refineries and oil and gas infrastructure on the US gulf coast, which drove the price of jet fuel to the equivalent of $130 a barrel, but also caused significant reductions in demand for the markets of Florida and the Mexican Riviera. These events impacted our bottom line by at least $11 million in the quarter and have caused us to plan for the start of this year's flying into this region at a later date in the season to mitigate our exposure to similar events in the future.

During this last year, we also made a number of changes to our executive and senior management teams in order to help our company evolve and grow. On September 6, 2005, we were very pleased to welcome Russ Hall to our team as Executive Vice-President, Guest Services and Information Technology, and he is now responsible for the development of customer and inflight service and IT strategies. On January 5, 2006, we also appointed Matthew Handford to the position of Executive Vice-President, People, responsible for providing leadership to our People (human resources) team. Fred Ring, who previously held this role, is now our Executive Vice-President, Corporate Projects. We are already seeing the positive results from Russ, Matthew and Fred's depth of management experience being brought to our team.

On another positive note, we were very honoured to be acknowledged for having the most admired corporate culture in "The 2005 Canadian Corporate Culture Study" by Canadian Business magazine and Waterstone Human Capital Ltd. WestJet's corporate culture was recognized for its "entrepreneurial spirit," "delivering what they promise" and its "winning attitude."

In this last quarter, we launched scheduled transborder service from Toronto to Fort Myers and from Vancouver to Honolulu and Maui. Our launch of these new transborder markets has been extremely successful, and is particularly rewarding after the many months of hard work that was involved in securing the required ETOPS (Extended Range Twin-Engine Operations) certification in order to operate to Hawaii.



Our estimated domestic market share has now grown to 32%, an improvement of 3% over last year, with much of this being focused in the east and central parts of Canada. For example, we now offer 268 scheduled flights per week out of Toronto. This represents a tenfold increase from when we first launched service in Toronto in May of 2002, when we offered just 26 scheduled flights per week.

Our single largest challenge for 2006 remains the volatility in the price of jet fuel. However, I am fairly optimistic that one element of that cost, the cost of refining oil to jet fuel, should ease as the damaged refineries in the US get back into full production this year. We can now look forward to the addition of 12 new aircraft to our fleet this year for a net growth of eight aircraft, which will bring our ASM growth for 2006 to 14% over our existing capacity.

In 2006, we will be proudly celebrating our 10th anniversary since we first took to the skies on February 29, 1996. Despite the numerous challenges we have faced over the last decade, we have continuously maintained and improved our airline and continue to grow while operating with the lowest costs possible. Many of the cost challenges faced by the industry in 2005 will undoubtedly continue through the year ahead, with high fuel prices of particular concern. Nonetheless, I am confident that with the great team of people we have at WestJet, we will enjoy many successful years to come.

I would like to thank all of our people who have worked so diligently through yet another demanding year and our shareholders for their continued support of WestJet.

On behalf of the Board,

Clive Beddoe
Executive Chairman,
President and Chief Executive Officer
WestJet Airlines Ltd.

February 7, 2006


westjet.c



Our launch of these new transborder markets has been extremely successful, and is particularly rewarding after the many months of hard work...

A quick note on WestJet's caring spirit



Carolyn Deniger, Judy Clark and Monica Solar
Executive Administrative Assistants

How to care

The owners of WestJet feel privileged to be able to help people in the best way we know how: through the gift of flight.

When to care

❯❯ In early 2005, WestJetters, shareholders and guests came to the rescue of those devastated by the Southeast Asian tsunami of December 26, 2004 by providing flights for Red Cross relief workers and supplies. WestJet also provided flights for the performers and support staff of the tsunami benefit concerts. In addition to flights, WestJet facilitated monetary donations to the Canadian Red Cross through our online donation link on westjet.com and through donation boxes at each of our stations.

❯❯ During the late summer and early fall of 2005, numerous hurricanes battered the south coastal regions of North America, and a distastrous earthquake wreaked havoc on India and Pakistan, challenging the world for assistance once more. WestJet assisted a variety of efforts in response to these disasters, and Canadian relief agencies could once again rely on WestJet for free flights to move staff and supplies.

TOOLS REQUIRED:
- Empathy
- Community Spirit
- Desire to Help

>> In September, WestJet was contracted by Le Bas International Air Charter Worldwide on behalf of the US Federal Emergency Management Agency to airlift to safety evacuees in the path of hurricane Rita. Thirteen WestJet employees including pilots, flight attendants and maintenance personnel were in the air and on their way to the scene within hours of the call.

>>>>

*** IMPORTANT!**

AS AN OWNER OF WESTJET, YOU CONTRIBUTED TO THE GOOD DEEDS LISTED IN THIS SECTION. WE CANNOT BE HELD RESPONSIBLE FOR THE HEART-WARMING FEELINGS YOU MAY EXPERIENCE AS YOU READ THE FOLLOWING.

<<<<

How to build a reputation

(Based on the recognition we received in 2005 – a textbook year)



figure 9.4

1. **BE ACKNOWLEDGED,** as WestJet was, for having the most admired corporate culture in the '2005 Canadian Corporate Culture Study' by Canadian Business magazine and Waterstone Human Capital Ltd.
2. **DO AS WESTJET DID** and place first in customer service in the Eleventh Annual 'Canada's Most Respected Corporation's Survey.'
3. **MOST IMPORTANT OF ALL,** continue to attract rave reviews from passengers or, as we prefer to call them, guests.

Aside from ad hoc help to people and agencies that need assistance following unexpected acts of nature, WestJet is also a strong supporter of various charities throughout the year.



In December 2005, WestJetters visited the Edmonton Children's Hospital and delivered presents to sick children.

Keep this airline connected at all times,

not just with faraway causes, but also with those charitable organizations closer to home.

HOPE AIR

For a decade now, WestJet has proudly donated flights to Hope Air, an organization that is dedicated to arranging free air transportation for Canadians who are in financial need and require medical care outside their home communities. To aid in the recovery process, we often provide flights at no charge to loved ones of those seeking help as well. Since its inception, Hope Air has arranged more than 47,000 flights, and WestJet owners are proud of the part they have played in this worthwhile cause.

MISSING CHILDREN SOCIETY OF CANADA

Over 65,000 children are reported missing in Canada every year. Thanks to WestJet, many families are also reunited. WestJet is the official airline of the Missing Children Society of Canada (MCSC), a registered non-profit organization dedicated to the search for abducted and runaway children. As the official airline of the MCSC, we provide free flights to the charity's investigators. We are pleased to play a role in securing the MCSC's many happy endings.

THE CANADIAN NATIONAL INSTITUTE FOR THE BLIND

In 2005, WestJet helped raise much needed funds through gifts of flight to help the Canadian National Institute for the Blind (CNIB) achieve its goal: creating a "world of independence and equality for people who are blind or visually impaired so that they can lead independent lives." WestJet is a proud supporter of CNIB fundraising events across Canada such as the CNIB Walk Towards Independence. Through our help and the aid of others, the CNIB is able to support medical research and the development of technology that helps people who are blind or visually impaired lead independent lives.

WestJetter-supported charities and events

WORLD AIRLINE ROAD RACE. WestJetters in Calgary, with the help of WestJetters from around our network, hosted airline employees from across the globe in this internationally-recognized event. WestJet's people dedicated their own time to put on this marvellous event that raised (along with our collective pulse rates) $15,000 for the Alberta Kids Cancer Foundation.

INN FROM THE COLD. WestJetters from our Sales Super Centre also demonstrated WestJet's giving culture by filling over 50 backpacks with gifts for adults, teens, children and babies, then taking them to Inn from the Cold. This is a local, non-profit organization that helps downtrodden and homeless Calgarians, including families with children, get back on their feet. The drop-off was very emotional; the pride welled up in all of us for having supported this worthy cause.

FOOD BANK DRIVE. Our very own Charles Clarke, a WestJetter since day one, demonstrated his caring spirit for the second year in a row by assisting veterans with a very successful food bank drive. With the help of fellow WestJetters, Charles was able to donate a small mountain of food and money to this important charity.

OTHER PROUD MOMENTS FOR WESTJETTERS IN 2005. WestJetters in Saskatoon raised $1,000 for the Canadian Cancer Society's 19th annual "Jail and Bail" fund-raising event. Meanwhile, our Toronto team pulled together and participated in the Salvation Army food drive. Montréal's team rallied for a cure for breast cancer by participating in a 60 kilometre walk. Not to be outdone, our Hamilton team participated in fundraising events such as all-night relays, bake sales and golf tournaments, all in support of cancer research. Their generosity did not stop there, however, as the entire Hamilton team also collected essential items and raised significant dollars for the Interval House, a shelter for families in need.



Clockwise from top left: Shawn Anderson, Aircraft Maintenance Engineer and Kim Kushner, Apprentice Aircraft Maintenance Engineer; Myrnie Sands-Malvin, Executive Assistant; Maiko Maruyama, Training and Standards Team Leader and Mary Giroux, Technical Standards Leader; Maria Brant-McMahon, Recruiter

Josie Gentile
Operations Manager



For best results: maintain corporate-wide focus on producing a high-value experience for our guests in the most cost-efficient manner.

Forward-looking information

CERTAIN INFORMATION SET forth in this document, including management's assessment of WestJet's future plans and operations, contains forward-looking statements. These forward-looking statements typically contain the words "anticipate," "believe," "estimate," "intend," "expect," "may," "will," "should," or other similar terms. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond WestJet's control, including the impact of general economic conditions, changing domestic and international industry conditions, volatility of fuel prices, terrorism, currency fluctuations, interest rates, competition from other industry participants (including new entrants, and generally as to capacity fluctuations and pricing environment), labour matters, government regulation, stock-market volatility and the ability to access sufficient capital from internal and external sources. Readers are cautioned that management's expectations, estimates, projections and assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. WestJet's actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements.

Additional information relating to WestJet, including Annual Information Forms and financial statements, is located on SEDAR at www.sedar.com.

To supplement its consolidated financial statements presented in accordance with Canadian generally accepted accounting principles ("GAAP"), the Company uses various non-GAAP performance measures, including available seat mile ("ASM"), cost per available seat mile ("CASM") defined as operating expense divided by available seat miles, revenue per available seat mile ("RASM") defined as total revenue divided by available seat miles, and revenue per revenue passenger mile ("yield") defined as total revenue divided by revenue passenger miles. These measures are provided to enhance the user's overall understanding of the Company's current financial performance and are included to provide investors and management with an alternative method for assessing the Company's operating results in a manner that is focused on the performance of the Company's ongoing operations and to provide a more consistent basis for comparison between quarters. These measures are not in accordance with or an alternative for GAAP and may be different from measures used by other companies.

Overview

WestJet has emerged from many challenges during 2005. The year began with escalating jet fuel prices and very low yields that resulted from the irrational fare-pricing strategies employed by a competitor.

Fuel prices continued to rise throughout the year but were partially offset by increased yields. Our ability to



Masumi Jadwani
Analyst, Network Planning



Mike Rodomar
X Team Agent

Providing assistance



figure 14.1

1. **ASSIST WITH** the hurricane Katrina disaster, as WestJet did on August 31, 2005, by operating a charter from Vancouver to Baton Rouge to help with a Vancouver-based urban search and rescue team's timely and heroic efforts.
2. **GO BEYOND** the call of duty by providing a small ground-handling team to assist with ground operations.
3. **RESPOND** within hours on September 22, 2005 to a request from Le Bas International Air Division (a US-based charter broker company contracted by the US government) to provide aircraft for the evacuation of civilians out of Houston, Texas during hurricane Rita.
4. **DEMONSTRATE** during both these disasters that we can overcome the most challenging circumstances to provide help when help is needed.

increase our yield was impressive in light of our growth in capacity and load factor. With the failure in March of Jetsgo Corporation, the market returned to a more rational pricing environment which, in conjunction with the hard work of our people, allowed us to return to profitability albeit at lower levels than we would have liked and lower than we believe are achievable in the future.

While total fuel cost per litre increased by over 30% in 2005, we were able to limit the increase in our overall operating costs per ASM to 9.6% year over year. This was accomplished by innovation and a corporate-wide focus by our people on productivity, while creating a quality experience for our guests in the most efficient manner possible.

The retirement of our less efficient 737-200 fleet neared completion at year-end. At December 31, 2005, all of our owned 200-series aircraft had been taken out of revenue service. The remaining leased aircraft were retired from revenue service on January 8, 2006, as we continued our transition to a younger, more efficient fleet. The retirement of our 200-series aircraft was made possible by the addition of 15 new Next-Generation aircraft during 2005. This addition to our fleet will contribute to the reduction of our maintenance expenditures, improve utilization and reduce fuel costs. We now have the newest, most fuel-efficient aircraft fleet in North America, with the inherent benefit of lower maintenance costs and the operational efficiencies that flow with a state-of-the-art, single-type, aircraft fleet.

Highlights of New Initiatives

The Canadian travel market continues to be quite competitive notwithstanding the failure and windup of Jetsgo. To maintain our competitive advantage, we have continued to reduce our costs through the use of technology and have expanded our service through increasing the frequency of our flights to current destinations and by launching new destinations such as Fort Myers, Maui and Honolulu. We have also increased our market penetration by expanding our corporate sales team across Canada, strengthening our relationships with major travel agents and by launching a very successful advertising campaign focused upon our service and our people.

Successful initiatives included the introduction of self-service kiosks and web check-in. These methods now account for 40% of our check-ins at airports where kiosks are available and have enabled us to reduce the cost of providing this service to our guests.

To ensure that we continue to offer our guests the highest-value product in the Canadian industry, we continued with our program of outfitting our new Next-Generation 737-700 and 737-800 aircraft with live seatback satellite television throughout 2005. All of our new aircraft continue to be configured with more legroom and leather seats.

The comfortable and entertaining environment we offer our guests is a key competitive advantage that builds on our long-standing promise of offering low fares and a safe, friendly travel experience.

SELECTED ANNUAL AND QUARTERLY INFORMATION

The tables below ("Annual audited financial information" and "Quarterly unaudited financial information") set forth selected data derived from our consolidated financial statements for the three years ended December 31 and the eight previous quarters ended December 31, 2005. These tables have been prepared in accordance with Canadian generally accepted accounting principles and

Annual audited financial information (IN MILLIONS EXCEPT PER SHARE DATA)

	2005	2004	2003
Total revenues	$ 1,395	$ 1,058	$ 864
Net earnings (loss)	$ 24	$ (17)	$ 61
Basic earnings (loss) per share	$ 0.19	$ (0.14)	$ 0.52
Diluted earnings (loss) per share	$ 0.19	$ (0.14)	$ 0.52
Total assets	$ 2,213	$ 1,877	$ 1,477
Total long-term liabilities[1]	$ 1,180	$ 1,020	$ 662
Shareholders' equity	$ 670	$ 590	$ 581

(1) Long-term liabilities include current and long-term portions of long-term debt and obligations under capital leases and other liabilities.

Quarterly unaudited financial information (IN MILLIONS EXCEPT PER SHARE DATA)

	Three Months Ended			
	Dec. 31 2005	Sept. 30 2005	June 30 2005	Mar. 31 2005
Total revenues	$ 368	$ 406	$ 326	$ 295
Net earnings (loss)	$ 2	$ 30	$ 2	$ (10)
Basic earnings (loss) per share	$ 0.01	$ 0.24	$ 0.02	$ (0.08)
Diluted earnings (loss) per share	$ 0.01	$ 0.23	$ 0.02	$ (0.08)

	Three Months Ended			
	Dec. 31 2004	Sept. 30 2004	June 30 2004	Mar. 31 2004
Total revenues	$ 274	$ 310	$ 257	$ 217
Net earnings (loss)	$ (46)	$ 21	$ 7	$ 1
Basic earnings (loss) per share	$ (0.37)	$ 0.17	$ 0.06	$ 0.00
Diluted earnings (loss) per share	$ (0.37)	$ 0.17	$ 0.06	$ 0.00

are reported in Canadian dollars. This information should be read in conjunction with the consolidated financial statements for the year ended December 31, 2005 and related notes thereto.

YEAR 2005 COMPARED TO YEAR 2004

Revenue

Although the revenue environment remains competitive, the demise of Jetsgo has allowed yield (revenue per passenger mile) and load factor to begin to return to more rational levels. This is evidenced by the fact that even with an increase in capacity of 19.1% as measured by available seat miles ("ASMs"), we were able to increase our yield by 3.6% to 17.5 cents in full-year 2005 from 16.9 cents in 2004.

As a result of this improved performance, guest revenues increased 29.7% from 2004 to $1.21 billion in 2005. Total revenue, which includes guest revenue, charter and other revenue, and interest income, increased to $1.40 billion, a 32.1% improvement over the $1.06 billion recorded in 2004. Charter and other revenue growth continue to outpace guest revenue growth; charter revenue totalled $126.6 million in 2005 representing an increase of 54.4% compared with 2004 revenue of $82.0 million. However, the expansion of scheduled flights into Las Vegas, which had previously been flown on a charter basis for a tour operator, constraints on our own aircraft availability and the impact of hurricanes in 2005 caused limited growth in this segment of our business in the latter part of 2005.

In 2005, we increased capacity, as measured by ASMs, by 19.1% and increased the number of revenue passenger miles ("RPMs") by 26.8% to 10.7 billion and 8.0 billion respectively compared to 9.0 billion and 6.3 billion in 2004. This performance resulted in an increased annual load factor from 70.0% in 2004 to 74.6% in 2005 – a level not seen since 2001.

Ancillary revenue, generated primarily from fees associated with guest itinerary changes, excess baggage fees and headset sales, contributed $38.1 million to other revenue in 2005 as compared to $25.6 million in 2004. Cargo revenue, which increased 28.1% from $6.4 million in 2004, added $8.2 million to other revenue in 2005. We also recognized $2.0 million in net retail sales and for bounty on newly activated credit cards during the year through our BMO Mosaik® MasterCard®* with the AIR MILES®† Reward Option. In 2004, no revenue was recognized with respect to this program.

Expenses

Cost per available seat mile (CASM) (in cents)

	2005	2004	2003	2002	2001
Aircraft fuel	3.32	2.69	2.27	2.40	2.83
Airport operations	2.05	1.94	1.78	1.90	2.13
Flight operations and navigational charges	1.72	1.66	1.53	1.63	1.76
Sales and marketing	1.16	0.95	0.84	0.96	1.03
Depreciation and amortization[1]	1.00	0.88	0.92	1.13	1.15
Maintenance	0.71	0.88	1.10	1.76	2.41
General and administration	0.65	0.68	0.67	0.86	0.70
Aircraft leasing	0.62	0.46	0.64	0.77	0.51
Interest expense	0.52	0.49	0.36	0.16	0.16
Inflight	0.50	0.49	0.47	0.59	0.54
Customer service	0.26	0.26	0.32	0.43	0.59
	12.51	11.38	10.90	12.59	13.81

(1) For comparative purposes, impairment loss of $47,577,000 included in depreciation and amortization expense has been excluded from unit-cost calculations for 2004.



Marlene Fournier
Customer Service Agent



John Bart
Senior Business Analyst

As average stage length increases, cost efficiencies are gained and we achieve a lower average cost per mile.

Operating cost per available seat mile ("CASM") is a useful measure when comparing our relative costs year over year and comparing our performance to other airlines. In 2005, total operating CASM, excluding the impact of the impairment loss in 2004, increased by 9.6% to 12.5 cents in 2005 from 11.4 cents in 2004.

Average stage length is defined as the average distance of a flight between takeoff and landing, and has a significant impact on an airline's operating unit costs. Our average stage length increased from 760 miles in 2004 to 797 miles in 2005. As average stage length increases, cost efficiencies are gained and we achieve a lower average cost per mile. This is because fixed costs, such as takeoff and landing fees, are shared over an increasing number of miles. Furthermore, fuel-burn decreases on a per-seat-mile basis the longer an aircraft spends in level flight, and wear on mechanical components associated with takeoff and landings decrease as well.

Aircraft Fuel

Commodity prices (PERIOD CLOSE)



Jet – USGC Pipe
West Texas Crude
$120 USD/bbl
$100 USD/bbl
$80 USD/bbl
$60 USD/bbl
$40 USD/bbl
$20 USD/bbl
$0 USD/bbl
Q1 Q2 Q3 Q4
2000
Q1 Q2 Q3 Q4
2001
Q1 Q2 Q3 Q4
2002
Q1 Q2 Q3 Q4
2003
Q1 Q2 Q3 Q4
2004
Q1 Q2 Q3 Q4
2005



Monica Schael
Bilingual Communications Specialist

Energy-saving tip: Install winglets on our already fuel-efficient Next-Generation aircraft to help further reduce fuel burn and improve aerodynamic efficiency.

Commodity prices were extremely volatile in 2005 and increased significantly over historic levels. As a result of the volatility, jet fuel as a percentage of our total operating costs increased from 23.7% in 2004 (excluding the impairment loss), to 26.5% in 2005. The volatility and price trend can be explained through a combination of macroeconomic factors such as emerging and strengthening economies in China and India, which have increased global demand for all commodities. There was also a significant disruption to oil-producing and refining infrastructure in the wake of the extreme weather events of hurricanes Katrina and Rita, which caused refinery utilization in and around the Gulf of Mexico to dip below 70% for a short period. Refinery utilization has experienced a strong recovery, but it is still below historic averages. This is impacting the supply of refined products available to the global market.

The average price of US Gulf Coast (USGC) jet fuel increased 49% in 2005 over the 2004 average. Nevertheless, our year-over-year fuel cost per ASM increased by only 23.4%. This can be attributed to several factors such as the strength of the Canadian dollar as well as reduced overall burn rates achieved through the retirement of our 200-series aircraft and our continued installation of winglets. We have found that the burn rates for aircraft equipped with winglets have been measured at approximately 78% of what we used to burn for the 200-series aircraft.

Through the first three quarters of 2005, we paid approximately $0.61 Canadian per litre for jet fuel including taxes and all other fees. In the fourth quarter, we paid $0.74 Canadian per litre, equal to a 21.3% increase. Due to the hurricanes and their impact on refineries, there was a spike in USGC Jet in October. At one point, there was a $0.512 Canadian per litre spread between USGC Jet and Crude; this is a 440% increase over 2005's overall average spread between USGC Jet and Crude of $0.117 Canadian per litre. WestJet is exposed to USGC Jet, LA Jet and NY Jet in the following approximate ratio: 40%:20%:40%.

2005 Commodity Prices (CANADIAN DOLLARS PER LITRE)



Jet - LA Pipe
Jet - USGC Pipe
Jet - NY Harbour Cargo
West Texas Crude
$1.00 per Litre
$0.90 per Litre
$0.80 per Litre
$0.70 per Litre
$0.60 per Litre
$0.50 per Litre
$0.40 per Litre
$0.30 per Litre
$0.20 per Litre
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

In an effort to protect against spikes in the price of jet fuel resulting from potential supply disruptions caused by the hurricanes, we implemented a fuel-hedging strategy in September of this past year. The challenge that we face with respect to fuel costs relates to the length of time between a guest booking a flight and the date at which the guest actually travels. As airline travellers typically purchase seats for travel weeks or months in advance of their planned travel date, the price paid for those seats may not reflect the actual cost to fly that guest as fuel prices may have increased over the time period. To reduce our exposure to that uncertainty, we implemented a fuel-hedging program whereby we may lock in a portion of our exposure to fluctuations in the price of jet fuel over a term and quantity that relates to our advance ticket sales. For the year ended December 31, 2005, we recognized a net gain of $155,000 in aircraft fuel resulting from hedging transactions.

As at December 31, 2005, we had outstanding hedge contracts representing approximately 50%, 40% and 11% respectively of January, February and March anticipated fuel consumption at a rate of $0.572/litre, $0.580/litre and $0.562/litre. The total fair-market value of the unsettled contracts as at December 31, 2005 is an estimated loss of $1,300,000.



Nadia DiPardo
Customer Service Agent

Airport Operations

WestJet's airport operations are comprised of the costs of landing fees and terminal fees at airports, ground handling and onboard service items and worldwide charter airport activities. In 2005, airport operations increased 5.7% on a CASM basis, and increased 14.8% on a cost-per-departure basis over 2004.

Fee increases imposed by our airport and ground-handling partners amounted to approximately 6.9% and 6.1% respectively. These costs were further magnified by our expanding international charter and transborder operations. With a combined increase of almost 89%, these account for a growing proportion of our operations and we are typically charged higher rates and fees compared with our domestic operations. We also experienced a 30.2% increase in the proportion of flights departing from Canada's largest and most expensive airport, Toronto's Lester B. Pearson International Airport. Per-departure and per-ASM costs have also been impacted by the continued reduction in our 200-series usage. While the utilization of our Next-Generation aircraft provide many operating efficiencies, these larger aircraft incur higher airport landing and terminal fees as these fees are based on the number of seats in, as well as the weight of, an aircraft.



Bernie Veness
Mail Clerk



Ethel Egilson
Standards & Procedures Coordinator



Dave Jackart
Recruitment Assistant

The efforts of the airport operations team focused on the improvement of operational efficiencies in 2005. On April 14, 2005, we introduced our convenient and cost efficient online check-in service for domestic travellers. Online check-in, together with the enhanced self-service kiosks that we originally introduced in 2004, reduce labour costs and have been widely embraced by our guests with usage increasing 32.7% during 2005.

Looking to 2006, additional cost increases associated with airport rates and fees are expected to be moderate as the effects of recently proposed reduced federal government ground rents filter down to the airport authorities. In spite of these proposed federal government ground rent reductions, many domestic airports have continued to introduce increases in 2006. As a result, our uncontrollable airport costs are expected to rise 2.1 percentage points to 71.1% of total airport operations costs in 2006.

Flight Operations and Inflight

The flight operations and inflight categories relate to the cost of WestJetters onboard our aircraft, including pilots and flight attendants – their training salaries, wages, stock option expenses and travel costs. We also include the costs of the supporting infrastructure for those flight crews, such as our dispatch, operations control and crew scheduling functions.

The cost per ASM for flight operations (excluding navigational charges) increased in 2005 by 9.2% or 0.07 cents over 2004, largely due to an increase in stock-based compensation expense for our pilot group. In 2005, we recognized $16 million in stock-based compensation expense, an increase of 45.5% as compared to $11 million in 2004. In 2005, inflight cost per ASM increased 2.0% over 2004. Our inflight team grew 7.9% in 2005, which correlates directly to the growth of our business.

On April 14, 2005, we introduced our convenient and cost efficient online check-in service for domestic travellers.

Safety instructions – please read carefully


ETOPS
CERTIFIED

figure 21-1

WHEN DEMONSTRATING OUR CONTINUED COMMITMENT TO PROVIDE GUESTS WITH THE SAFEST, MOST RELIABLE AIR TRAVEL, CERTAIN BASIC SAFETY PRECAUTIONS SHOULD BE OBSERVED (AS THEY WERE BY WESTJET IN 2005), INCLUDING THE FOLLOWING:

1. **DO SURPASS** the technical and operational hurdles necessary to achieve 180 Minute ETOPS certification for the Boeing Next-Generation 737 aircraft from Transport Canada after 18 months of adhering to the certification process.
2. **MANAGE TO** earn Transport Canada's full confidence with respect to proving our ability to flight plan and train our pilots correctly and to maintain our aircraft to high standards.
3. **AS A RESULT, ENSURE** that we are granted access to cost-saving direct routings to any part of the world.



Matthew Kenley
Customer Service Agent

On a CASM basis, our air navigational charges have continued to decline.

Navigational Charges

Nav Canada and the Federal Aviation Administration (FAA) in the US provide North American air traffic control services. The costs of these services are predominantly driven by size of aircraft and distance flown, and are administered on a per-flight basis.

On a CASM basis, our air navigational charges have continued to decline. In 2005, CASM dropped by approximately one percentage point as a result of the dilutive effects of our increased stage length. On a per-departure basis, costs rose almost 7.0% in 2005 over 2004 compared to the 13.6% increase we experienced in 2004 over 2003. Current cost-per-departure increases can be attributed to our increased use of larger Next-Generation 737 aircraft and our increasing average stage length. The decelerating rise in our annual cost-per-departure increases is directly attributable to the absence of increases in Nav Canada fees such as those experienced in each of the previous three fiscal years. We expect this trend to continue as Nav Canada's financial situation has now stabilized.

Sales and Marketing

Over the course of the year, our sales and marketing team developed and implemented various offers and initiatives aimed at enhancing the experience of our guests. Our total sales and marketing expenses, as a percentage of total revenue, increased slightly to 8.9% in 2005 from 8.1% in 2004. We expect this percentage to remain constant in 2006. Sales and marketing expenses increased from $85.2 million in 2004 to $124.2 million in 2005, reflecting a 45.8% increase year over year. It is evident that these initiatives have been successful in boosting guest revenues, which rose over 29% from 2004 and raised awareness of our airline across Canada through a national advertising campaign.

Sales and marketing encompasses a wide variety of expenses, ranging from advertising and promotional expenses; sales-related costs, such as agency commissions, credit card fees and global distribution system costs; the AIR MILES® reward miles program and live satellite television licensing fees. CASM for sales and marketing expenses increased 22.1% from 0.95 cents in 2004 to 1.16 cents in 2005.

In the first half of 2005, we responded successfully to the economic challenges posed by Jetsgo – prior to its cessation of operations on March 11, was selling fares well below the cost of providing those services. Because of the volume of advance sales, the effect of seats sold in advance resulted in all Canadian carriers competing in an irrational pricing environment months after Jetsgo's demise. However, our low-cost structure shielded us from the full impact this weak pricing environment had on other carriers, and helped guide us to our return to profitability in the second quarter of 2005.

In 2005, we successfully deployed a new revenue management system to address issues we were experiencing with our revenue and inventory management system in late 2004. We now utilize an industry-leading revenue management system that allows us to better manage seat inventory and ultimately provide the best pricing for our guests, while maximizing returns for our investors.

We have always been supportive and appreciative of the large network of travel agents that book their clients on our flights, as travel agents provide an important distribution channel and help to grow our guest base. To continue to serve the travel agency market, as well as to acquire more of corporate Canada's business, we increased the size and scope of our corporate sales team in 2005. We also expanded our specialty sales team to provide increased services to leisure travellers seeking packaged vacations and to provide assistance to large groups with their travel arrangements.

With the end of our 10th year of operations in the first quarter of 2006, we felt it timely to refresh the WestJet brand. This was kicked off in 2005 with a campaign we call "Owners" that produced very favourable reactions across Canada from both the corporate and leisure travel sector. As shareholders, most WestJetters are themselves "Owners," so the brand message reinforces the reasons for our success, which stem from our dedicated team of people.



Jan Kerstiens
Workforce Payroll Director

In case of boredom



figure 24-A

THIS AIRLINE CAN BE USED FOR PURPOSES OTHER THAN JUST FLIGHT, LIKE ENTERTAINMENT, AS WAS DEMONSTRATED BY WESTJET IN 2005. HERE'S HOW:

1. **BY EQUIPPING** 30 aircraft with live seatback television, bringing the total number of aircraft equipped with this product to 45.
2. **BY CONTINUING EFFORTS** to equip our entire fleet with this service which consists of 24 channels of live seatback satellite television provided by Bell ExpressVu™ and four pay-per-view channels on all 700s and four out of five 800-series aircraft.
3. **BY OFFICIALLY LAUNCHING** a pay-per-view program called "WestJet Movies in the Sky." A service that, at a cost of only $5 per guest, offers them the chance to view newly released movies before they come out on DVD.
4. **BY BEING THE PREMIER** provider of inflight entertainment in Canada (e.g. offering guests something more gripping to watch than clouds).

Depreciation and Amortization

In 2005, our depreciation and amortization expense increased 35.3% to $106.6 million from $78.8 million (excluding the impairment loss) in 2004. Depreciation and amortization as a percentage of total operating costs was 8.0% compared to 7.7% in 2004 (excluding the impairment loss). This increase reflects the transitioning of our fleet from the older 737-200s to new Next-Generation aircraft, and our continued investment in equipment and technology. This resulted in a per-unit increase in our depreciation and amortization expense from 0.88 cents (excluding the impairment loss) in 2004 to 1.0 cent in 2005.

In December 2005, the purchaser of our 737-200 aircraft took possession of the 13th and last of these aircraft they purchased from us. In early 2006, this transaction will be completed with the transfer of the remaining spare engines, spare parts and the 737-200 simulator that were part of the sales agreement.

At year-end, we operated a total of 55 Boeing 737 aircraft of which 51 are Next-Generation 737 aircraft. The


Average Age of Aircraft at Year-End
Years
20
15
10
5
0
2001
2002
2003
2004
2005

Next-Generation fleet is comprised of 43 737-700 aircraft, five 737-800 aircraft and three 737-600 aircraft. The average age of our Next-Generation aircraft was 2.0 years at year-end, the youngest fleet in North America of any large commercial airline. As at December 31, 2005, we had firm purchase orders for 12 aircraft in 2006 and four aircraft in 2007.

Leather seats, winglets and live seatback satellite television have all become standard features on our 737-700 fleet. Live seatback satellite television continued to be installed on our 737-700s and 737-800s through 2005, with installation completed on 30 aircraft at a cost of $19.3 million. In total, 45 of our aircraft were equipped with live seatback satellite television as at December 31, 2005. While none of our 737-600s are currently equipped with live seatback satellite television, we are working with regulatory bodies and our supplier of this product in anticipation of having our entire fleet equipped with this feature by the end of 2006.

Throughout 2005, we continued to make investments in our future by undertaking many exciting projects. We implemented a new maintenance software program in the first quarter of 2005, added 15 Next-Generation aircraft to our fleet, continued the development of a new reservation system, installed a Next-Generation fixed-based trainer and have ordered a new 737-700 simulator to be delivered in 2006.



Chris Chaikosky
Sales Super Agent

Maintenance

Maintenance costs per ASM decreased 19.3% from 0.88 cents in 2004 to 0.71 cents in 2005. Even though unit maintenance costs for our owned 737-700s have increased 21.6% and maintenance expenses for our 737-700 leased aircraft increased 11.1% year over year, our total maintenance costs decreased. The increases experienced can be attributed to our new Next-Generation aircraft coming off warranty. Significant savings from the strengthening of the Canadian dollar and cost reduction initiatives with suppliers were offset by required two-year phase checks on a portion of our 737-700s and contributed to our total decrease in these costs in 2005. The overall decrease in unit maintenance costs can also be credited to the reduced maintenance required on our newer 700-series fleet, and the costs that are incurred on the fleet being diluted over our longer-haul flying. Usage-driven expenses such as brakes, tires and engine overhaul costs also benefit from this dilution over our greater average stage length.

During 2005, we completed the installation of blended winglets on the 737-700 aircraft that had not been equipped with winglets in previous periods. Beginning in 2005, all new 737-700 and 800-series aircraft were delivered with winglet technology installed, thus eliminating the need to remove these aircraft from scheduled service to perform this installation. From a maintenance perspective, winglets help aircraft achieve better climb performance that allows lower thrust settings, which extends engine life and reduces costs.

We disposed of 13 737-200 aircraft by December 31, 2005 and took our remaining five 200-series aircraft out of service in January 2006, leaving us with a total fleet of 51 Next-Generation aircraft. During 2005, we added 15 new Next-Generation aircraft to our fleet. We financed the acquisition of seven Next-Generation aircraft including three 737-600 and four 737-700 aircraft, and we elected to lease the remaining eight acquisitions comprised of three 737-700 and five 737-800 aircraft.



Nick Kang
Schedule Distribution Coordinator

General and Administration

General and administrative costs are comprised of costs pertaining to our accounting, treasury, audit and advisory services, information technology, legal, "people" (human resources), facilities and training teams. Also included in these costs are executive compensation, professional fees and insurance.

In 2005, total general and administrative costs decreased 4.4% over 2004 on a per-ASM basis, which is in line with the growth in stage length we experienced during 2005. This is pleasing when factoring in the increased expenditures related to our commitment to corporate governance and the ongoing implementation process of our internal control documentation, which is expensed in its entirety to general and administration.

We experienced a decrease in our per-ASM insurance cost for the year of 25.0% from 0.16 cents in 2004 to 0.12 cents in 2005. This decrease is partly attributable to a general decline in the worldwide airline insurance premiums, but is also due to the confidence our insurers have in our commitment to technology, training and safety.

Aircraft Leasing

Aircraft leasing costs, on a CASM basis, increased 35% in 2005 compared to 2004 as eight aircraft delivered in the first half of 2005 were financed through operating leases. Five of these leases were for 737-800 aircraft leased over 10-year terms, with the remaining three leases for the 737-700 aircraft leased over eight-year terms. This brings the total Next-Generation aircraft financed by way of operating leases to 18 as at December 31, 2005. All of these lease agreements are in US dollars and have benefited throughout the year by the strengthening of the Canadian dollar.

During the year, we bought two of our previously leased 737-200 aircraft. To diminish our exposure to future lease payments and lease return conditions, we purchased these aircraft to create certainty around these lease obligations. Our remaining three leased 737-200 aircraft will be dealt with in the same manner in early 2006 and we plan to sell them early in the year. These five 200-series aircraft have been taken out of revenue service effective January 8, 2006.

Interest Expense

Our interest expense increased by 25.8% in 2005 to $55.5 million for the year, which represents 0.52 cents on a per-ASM basis compared to 0.49 cents per ASM in 2004. This increase is primarily due to the additional $256.4 million in debt that we incurred in 2005 to support the acquisition of seven new Next-Generation aircraft in the year. All long-term debt related to the financing of our Next-Generation aircraft, which accounts for 97% of our total long-term debt, is financed on a fixed-rate basis in Canadian dollars at an average rate of 5.39%. The fixed-rate nature of our financing eliminates the risk of interest-rate fluctuations over the life of the debt.

Customer Service

The focus of our customer service is on the overall experience of our guests. Our goal is to find ways to create pleasant, hassle-free experiences from the first encounter on the phones or online, to the time guests deplane at their final destination. Our CASM relating to customer service remained flat year over year at 0.26 cents. With expansion into transborder and international charter destinations during the year that come with higher costs, we are proud that our costs in this area remained contained while we continued to offer a high level of customer service. In 2005, we were once again honoured to be acknowledged for having the most admired corporate culture in Canada by Canadian Business magazine and Waterstone Human Capital Ltd.



Linda Gagnon
Executive Administrative Assistant

Our goal is to find ways to create pleasant, hassle-free experiences from the first encounter on the phones or online, to the time guests deplane at their final destination.

Compensation

WestJetters have embraced and benefited from our compensation strategy of aligning corporate success with personal success. With the many challenges we overcame in 2005, our people's belief and faith in WestJet never faltered as evidenced by the fact that participation in our employee share purchase plan remained constant at 86%, although contribution levels slightly declined from 13% of base salaries in 2004 to 12% in 2005. Our matching expense in 2005 was $21.7 million, a 16.0% increase from 2004's $18.7 million.

Our salary and benefit costs, as a percentage of our total expenses, remained unchanged at approximately 19% in 2005 and 2004. Our salary and benefit costs on a per-ASM basis increased 12.9% to 2.36 cents in 2005 compared to 2.09 cents in 2004, and the number of full-time equivalent employees increased by 6.5% at year-end 2005 over 2004.

We recorded $6.0 million in profit share expense during the year, which is based on year-to-date margin, subject to approval by the Board of Directors, and is paid out in May and November annually.



Matt Engelhardt
Tax Manager

Foreign Exchange

The Canadian dollar continued to strengthen throughout the year, ending the year at $0.86 relative to the US dollar. WestJet's exposure to the US dollar primarily relates to aircraft lease payments, jet fuel, airport operations at our US destinations and certain maintenance costs.

To minimize our risk in foreign exchange movements related to our US-dollar operating expenditures, we carry US-dollar cash and cash equivalents to meet these obligations. On average, we had a balance of approximately US $29 million in cash and cash equivalents on hand throughout the year. As a result of the strengthening Canadian dollar during 2005, we incurred a total foreign exchange loss of $2.7 million, primarily as a result of these cash balances.

We have entered into a contract to purchase US $2.5 million per month at a forward rate of 1.22 for the payment period from March 2005 to February 2006 to hedge a portion of our committed US dollar lease payments during the same period. The estimated fair market value of the remaining portion of the contract as at December 31, 2005 was a loss of $300,000.

We estimate that for every $0.01 downward movement in the Canadian dollar in relation to the US dollar (e.g. $0.83 to $0.82), our pre-tax operating expense increases by approximately $6.0 million.

Income Taxes

Our operations span across several tax jurisdictions, which subjects our income to various rates of tax. As well, the computation of the provision for income taxes involves the interpretation of legislation and regulations that are in constant states of change. As a result, taxes paid or recovered can ultimately be different from those estimated.

The current tax recovery of $7.4 million, combined with the future tax provision of $35.3 million, resulted in a net income tax expense of $28.0 million for the year ended December 31, 2005. Our effective tax rate realized on earnings before income taxes for 2005 was higher than the expected rate due to a number of factors, including the addition of certain non-deductible expenses, non-deductible stock-based compensation expense and the non-taxable portion of capital gains. As well, offsetting our current tax recovery is our provision for large corporation's tax and capital taxes of $5.0 million, an increase of $1.3 million over 2004. The tax rate changes are primarily related to non-capital losses being carried back to years in which the tax rate was higher than the current expected tax rate. Certain provincial rate reductions are also reflected as a decrease to future tax expense as required under GAAP.



Candice Li
Audit & Advisory Services Director

FOURTH QUARTER 2005 OPERATING RESULTS IN REVIEW

Total operating revenue increased by 34.4% to $367.9 million in the last three months of 2005 compared to $273.7 million in same period in 2004. Operating expenses for the fourth quarter amounted to $359.8 million, up from $339.5 million in the fourth quarter of 2004.

Extremely high fuel prices and increasing landing, terminal and airport improvement fees contributed to the increase in costs from 2004 to 2005. Fuel costs represent our largest expense and increased 20.7% on an ASM basis in the fourth quarter of 2005 over the same period in 2004.

WestJetters have embraced and benefited from our compensation strategy of aligning corporate success with personal success.

For the three months ended December 31, 2005, the CASM for airport operations increased by 4.5% over the same period in 2004. The fourth quarter per-ASM costs are affected by the natural stage length dilution common with longer trip lengths and actually increased 9.5% on a per-departure basis.

The rise in unit costs for the quarter can be attributed to three main changes in the fourth quarter of 2005 versus the fourth quarter of 2004:

- The weighted average airport rate and fees at Canadian airports increased by approximately 6.0%.
- Transborder and charter activity increased 21.6%, increasing operations outside Canada as a percentage of total departures. These activities generally incur higher airport fees than domestic operations and additional costs associated with US pre-clearance services.
- The airport operations group incurred additional costs associated with our buy-on-board snack and light meal program.

Over 9 million guests have passed through our doors


9 MILLION GUESTS
9,000,000

AS AT DECEMBER 31, 2005, WESTJET:

EMPLOYED 4,973 people

OPERATED 51 Next-Generation Boeing 737 aircraft

AVERAGED 1,877 flights per week

INTRODUCED technology that allowed 390,855 guests to print their own boarding pass thanks to Web check-in, launched April 14, 2005

2005 NUMBERS:

2 Average age of WestJet's Next-Generation aircraft at year-end 2005

119 Seats on 737-600 series

136 Seats on 737-700 series

166 Seats on 737-800 series

1,996,051 Total number of WestJet guests who used self-serve check-in kiosks

FINANCIAL CONDITION

Liquidity and Capital Resources

We ended 2005 with a strong cash position of $259.6 million compared to $148.5 million in 2004. At year-end, our working capital ratio improved to 0.8 from 0.6 in 2004. The increase in our cash position from the previous year was due in large part to our cash flow from operations, which was $248.5 million for the year ended 2005, an increase of $103.0 million over 2004. Despite the continued cost pressures resulting from the high price of fuel, our ability to generate cash flow from operations is evidence of the improving yield environment in 2005. In addition to our healthy cash position at year end, our capital position is strengthened by the fact that we have financing commitments for all of our 2006 and 2007 deliveries secured by way of either a final commitment or a preliminary commitment from the Export-Import Bank of the United States ("Ex-Im Bank") as described in more detail below.

Our cash flow related to investing activities is driven primarily by aircraft acquisitions that occurred throughout



Shannon Lamb and Brad Lagore
Business Analysts

the year. Included in investing activities in 2005 is both the purchase and sale of eight Next-Generation aircraft for which we completed sale and leaseback transactions in the year, resulting in a gain on disposal of $8.5 million that we have deferred on our balance sheet. These deferred gains are being amortized as an offset to the aircraft leasing costs over the lease term. Aircraft additions in 2005 consist of payments totalling $574.2 million for three 737-600 aircraft, seven 737-700 aircraft, five 737-800 aircraft net of previous deposits paid on those aircraft and the purchase of two previously leased 200-series aircraft. In addition to those payments, aircraft additions also include $39.2 million paid in progress payments on future aircraft deliveries. Aircraft disposals in 2005 includes the subsequent sale of three 737-700 and five 737-800 aircraft for which we entered into sale and leaseback transactions in the year, as previously mentioned. We also disposed of 13 737-200 aircraft during the year.

During 2005, we also incurred other capital expenditures for $33.7 million relating to information technology and $59.9 million to purchase live satellite television, miscellaneous aircraft parts and ground handling and training equipment.

The year 2005 was another important year in securing the future financial strength and flexibility of our balance sheet, as we were able to secure a final commitment from the Ex-Im Bank to support the financing of 13 aircraft consisting of five Boeing 737-700s and eight Boeing 737-600s. With the support of the Ex-Im Bank guarantee, we completed financing arrangements for US $386 million for the delivery of all 13 aircraft. This facility will be drawn in Canadian dollars in separate instalments with 12-year terms for each new aircraft. During 2005, we took delivery of seven aircraft under this facility, and have drawn a total of $256.4 million at an average fixed rate of 4.79%. This financing activity brings the cumulative number of aircraft financed with loan guarantees to 33, with an outstanding debt balance of $1.12 billion associated with those aircraft. All of this debt has been financed in Canadian dollars at fixed rates ranging from 4.62% to 5.98%, thus eliminating all future foreign exchange and interest rate exposure on these US-dollar aircraft purchases.



Maika Schulz
Maintenance Administrator

In addition to the final commitment described above, Ex-Im Bank has also provided us with a preliminary commitment of US $324 million to cover an additional 10 aircraft to be delivered between July 2006 and November 2007.

The year 2005 was another important year in securing the future financial strength and flexibility of our balance sheet...

Contractual Obligations, Off-Balance Sheet Arrangements and Commitments

Our contractual obligations for each of the next five years, which do not include commitments for goods and services required in the ordinary course of business, are indicated in the table below (see "Contractual Obligations").

We currently have 18 Next-Generation aircraft under operating leases in our fleet, and have entered into an agreement with an independent third party to lease two additional 737-700 aircraft to be delivered during February and April 2007 for an eight-year term in US dollars. These amounts have been included at their Canadian-dollar equivalent in the table below. Although the obligations related to these agreements are not recognized on our balance sheet, we nevertheless include these commitments in assessing our overall leverage. Our debt-to-equity ratio, including off-balance-sheet debt of $481.3 million, was 2.5 to 1 at the end of 2005 compared to 2.2 to 1 at the end of 2004. In an industry that is often characterized by high debt, we believe the ideal debt-to-equity ratio is no more than 3.0 to 1. Although we have increasing debt obligations from new aircraft purchases, we have successfully maintained an enviable debt-to-equity ratio that reflects our ability to effectively manage our balance sheet.



Russell Munroe
Shipping Administrator

As at February 28, 2006, we had 120,028,091 common voting shares outstanding, 9,550,214 variable voting shares outstanding and 11,359,986 stock options outstanding.

To facilitate the financing of our Ex-Im Bank supported aircraft, we utilize three special-purpose entities. We have no equity ownership in the special-purpose entities; however, we are the primary beneficiary of the special-purpose entities' operations. The accounts of the special-purpose entities have been consolidated in the financial statements.

Contractual Obligations (MILLIONS)

	Total	2006	2007	2008	2009	2010	Thereafter
Long-term debt repayments	$ 1,160	$ 114	$ 114	$ 127	$ 112	$ 112	$ 581
Capital lease obligations[1, 2]	5	3	1	–	–	1	–
Operating leases[3]	839	91	97	98	94	85	374
Purchase obligations[4]	728	432	167	129	–	–	–
Total contractual obligations	$ 2,732	$ 640	$ 379	$ 354	$ 206	$ 198	$ 955

(1) The Company's capital leases are denominated in US dollars. The obligation in 2006 is US $1,900.000.
(2) Includes imputed interest at 6.09% totalling $364,000.
(3) Included in operating leases are US-dollar operating leases primarily related to aircraft. The obligations of these operating leases in US dollars are: 2006 – $67,468,000; 2007 – $75,507,000; 2008 – $77,276,000; 2009 – $77,264,000; 2010 – $70,636,000; 2011 and thereafter – $304,837,000.
(4) Relates to purchases of aircraft, live satellite television systems, winglets and a Next-Generation flight simulator.



Suzanne Klein Ikkink and Trina Fraser
Methods and Standards Coordinator and Change Leadership Coordinator

...we have successfully maintained an enviable debt-to-equity ratio that reflects our ability to effectively manage our balance sheet.

Contingencies

An Amended Fresh as Amended Statement of Claim was filed by Air Canada and ZIP Air Inc. in the Ontario Superior Court on March 11, 2005 (amending the original Statement of Claim filed on April 6, 2004) against the Corporation, two officers, two employees, two former officers and one former employee (the "Defendants"). The principal allegations are that the Defendants unlawfully obtained confidential flight load and load factor information from Air Canada's employee travel website and, as a result, the Plaintiffs are seeking disgorgement of any incremental revenue, profits and other benefits acquired by the Defendants as a result of having access to the alleged confidential information. The Plaintiffs are claiming disgorgement, damages for the tort of spoliation and punitive damages in the aggregate amount of $220 million, but the Plaintiffs have provided no meaningful details or evidence to substantiate their claim for disgorgement and damages.

A Statement of Claim was also filed by Jetsgo Corporation in the Ontario Superior Court on October 15, 2004 against the Corporation, an officer and a former officer (the "Defendants"). The principal allegations are that the Defendants conspired together to unlawfully obtain Jetsgo's proprietary information and to use this proprietary information to harm Jetsgo and benefit the Corporation. The Plaintiff is seeking damages, in an amount to be determined plus $50 million, but the Plaintiff has provided no details or evidence to substantiate its claim. On May 13, 2005 Jetsgo Corporation declared bankruptcy. As a result, this action has been stayed and no further steps can be taken in the litigation unless a court order is obtained.

Based on the results to date of (i) an internal investigation, (ii) advice from independent industry experts, (iii) cross-examinations of witnesses in the Air Canada proceedings, and (iv) evidence filed by the Plaintiffs in support of various court applications, management believes the amounts claimed are substantially without merit. The amount of loss, if any, to the Corporation as a result of these two claims cannot be reasonably estimated. The defence and investigation of these claims are continuing.



Darla Silvius
Specialty Sales Agent



Chris Sorensen
Senior Business Analyst

Accounting Policies and Critical Accounting Estimates

Critical accounting estimates are defined as those that require us to make assumptions about matters that are highly uncertain at the time the accounting estimates are made, and could potentially result in materially different results under different assumptions and conditions. For further discussion of these and other accounting policies we follow, see Note 1 to our consolidated financial statements.

We make estimates about the expected useful lives, projected residual values, lease return conditions and the potential for impairment of our property and equipment. In estimating the lives and expected residual values of our fleet, we rely upon annual independent appraisals, recommendations from Boeing and actual experience with the same aircraft types. Revisions to the estimates for our fleet can be caused by changes in the utilization of the aircraft or changing market prices of used aircraft of the same type. We evaluate our estimates and potential impairment on all property and equipment annually and when events and circumstances indicate that the assets may be impaired.

We also make estimates in accounting for our liability related to certain types of non-refundable guest credits. We may issue future travel credits related to guest compensation for flight delays, missing baggage and other inconveniences as a gesture of good faith. These types of credits are non-refundable and expire one year from the date of issue. We record a liability based on the estimated incremental cost of a one-way flight in the period the credit is issued. The utilization of guest credits is recorded as revenue when the guest has flown or upon expiry.

We use the liability method of accounting for future income taxes, which requires a significant amount of judgment regarding assumptions and the use of estimates.

This can create significant variances between actual results and estimates, including the scheduling of our effective tax rate and the potential realization of future tax assets and liabilities.

The CICA released new standards related to financial instruments in April 2005 – *Financial Instruments – Recognition and Measurement*, Section 3855, *Hedges*, Section 3865, *Comprehensive Income*, Section 1530, *Financial Instruments – Disclosure and Presentation*, Section 3861 and *Equity*, Section 3251. These sections specify when a financial instrument or non-financial derivative is to be recognized on the balance sheet. These sections will require a financial instrument or non-financial derivative to be measured at fair value or using cost-based measures; establish how gains and losses are to be recognized and presented, including introducing comprehensive income; specify how hedge accounting should be applied; and establish new disclosures about an entity's accounting for designated hedging relationships and the methods and assumptions applied in determining fair values.

...Ex-Im Bank has also provided us with a preliminary commitment of US $324 million to cover an additional 10 aircraft...

Proud moments at WestJet in 2005



WEST
JET

figure 35 A

1. **WHEN WE LAUNCHED** our transborder service from Vancouver to Honolulu and Maui.
2. **WHEN WE CELEBRATED** the arrival of our 50th Boeing Next-Generation aircraft, giving us the most advanced fleet of any major North American Airline.
3. **WHEN WE IMPROVED** our market share to 32%, an impressive growth of 3% over last year.
4. **WHEN WE INTRODUCED** Web check-in to allow 390,855 guests to print their own boarding pass.
5. **WHEN WE PROVIDED** 24 channels of Bell ExpressVu satellite programming and four channels of pay-per-view movies to help make our flights even more fun.
6. **WHEN WE REALIZED** we had so many proud moments that this list could keep going.

The mandatory effective date for Sections 1530, *Comprehensive Income*, 3855, *Financial Instruments – Recognition and Measurement*, 3865, *Hedges*, 3861, *Financial Instruments – Disclosure and Presentation*, 3251, *Equity* affect interim and annual financial statements for fiscal years beginning on or after October 1, 2006. Earlier adoption will be permitted only as of the beginning of a fiscal year ending on or after December 31, 2004. At the latest, we will adopt these new standards in 2007.

Corporate Governance

During 2005, the Board of Directors continued to take steps to ensure that good corporate governance practices were employed by WestJet and the Board for the protection of all stakeholders. These changes were largely related to the ongoing review of "best practices," compliance with regulatory changes and the continued review and update of the existing governance materials.

The Board of Directors has established three standing committees: an Audit Committee, a Compensation Committee and a Corporate Governance and Nominating Committee. In addition, the Board has an Independent Committee of Directors to deal with the claims from Air Canada and Jetsgo. This special committee was established to deal with litigation and to separate the handling of the claims from management to avoid any potential conflicts and to allow management to concentrate its time and efforts on running the airline. Each committee reports to the Board with their recommendations for final approval.

Part of the Corporate Governance and Nominating Committee's mandate is to assess the effectiveness of committees, the composition of existing committees and the appropriateness for any new committees.

At the 2005 Annual Meeting, the Corporation's shareholders approved an increase in the size of the Board of Directors and subsequent to that meeting two

During 2005, the Board of Directors continued to take steps to ensure that good corporate governance practices were employed by WestJet...



Nataly Paredes
Customer Service Agent

additional independent directors were added to the Board. The Board, on the advice of management and outside advisors, also approved revisions to the Company's Code of Conduct. The Board has also reviewed and considered management's proposals for updates to the Company's Disclosure, Confidentiality and Trading Policy, which was finalized early in 2006. In addition, management, in consultation with external advisors, began the preparation of a mandate and procedures for a management Disclosure Committee, which were presented to and approved by the Board of Directors at its first 2006 meeting. This committee's purpose will be to ensure that all disclosures made by the Corporation to its security holders or the investment community should be accurate and complete and fairly present the financial condition and results of operations in all material respects, and should be made on a timely basis as required by applicable laws, regulations and stock-exchange requirements.

The Company has established and maintains disclosure controls and procedures over financial reporting. The certifying officers have evaluated the effectiveness of WestJet's disclosure controls and procedures as at December 31, 2005 and have concluded that such procedures are adequate and effective to ensure accurate and complete disclosures in annual filings.



Aleisha Adsett
Special Project Flight Attendant Secondment

Outlook

Achieving profitability in spite of the challenges that characterized 2005 was a testament to our people and our low-cost operation. The unwavering commitment of WestJetters to provide a superb guest experience, while operating a safe and friendly airline, is the fuel that continues to drive our success. Now, as we celebrate our 10th anniversary year beginning in February 2006, we can proudly look back at our past accomplishments and look forward to our future successes. With the outstanding efforts of our dedicated people, coupled with the support of our shareholders, WestJet will continue to soar.

March 9, 2006

MANAGEMENT'S REPORT TO THE SHAREHOLDERS

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. When a choice between accounting methods exists, management has chosen those it deems conservative and appropriate in the circumstances. Financial statements will necessarily include certain amounts based on estimates and judgements. Management has determined such amounts on a reasonable basis to ensure that the consolidated financial statements are presented fairly in all material respects. Financial information contained in the annual report is consistent, where appropriate, with the information and data contained in the consolidated financial statements. All information in the annual report is the responsibility of management.

Management has established systems of internal control, including disclosure controls and procedures which are designed to provide reasonable assurance that financial and non-financial information that is disclosed is timely, complete, relevant and accurate. These systems of internal control also serve to safeguard the Corporation's assets. The systems of internal control are monitored by management, and further supported by an internal audit department whose functions include reviewing internal controls and their application.

The Board of Directors is responsible for the overall stewardship and governance of the Corporation, including ensuring management fulfills its responsibility for financial reporting and internal control, and reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee of the Board of Directors, comprised of non-management Directors, meets regularly with management, the internal auditors and the external auditors, to satisfy itself that each is properly discharging its responsibilities, and to review the consolidated financial statements and MD&A. The Audit Committee reports its findings to the Board of Directors prior to the approval of such statements for issuance to the shareholders. The Audit Committee also recommends, for review by the Board of Directors and approval of shareholders, the reappointment of the external auditors. The internal and external auditors have full and free access to the Audit Committee.

The consolidated financial statements have been audited by KPMG LLP, the independent external auditors, in accordance with generally accepted auditing standards on behalf of the shareholders. The auditors' report outlines the scope of their examination and sets forth their opinion.

Clive J. Beddoe
Executive Chairman,
President and Chief Executive Officer

Alexander (Sandy) J. Campbell, FCGA
Executive Vice-President, Finance,
and Chief Financial Officer

Calgary, Alberta
February 7, 2006

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of WestJet Airlines Ltd. as at December 31, 2005 and 2004 and the consolidated statements of earnings (loss) and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants
Calgary, Canada
February 7, 2006

CONSOLIDATED BALANCE SHEETS

WestJet Airlines Ltd.

December 31, 2005 and 2004
(Stated in Thousands of Dollars)

	2005	2004
Assets		
Current assets:		
Cash and cash equivalents	$ 259,640	$ 148,532
Accounts receivable	8,022	12,814
Income taxes recoverable	13,909	2,854
Prepaid expenses and deposits	31,746	25,493
Inventory	6,259	5,382
	319,576	**195,075**
Property and equipment (note 2)	1,803,497	1,601,546
Other assets (note 3)	90,019	80,733
	$ 2,213,092	**$ 1,877,354**
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 100,052	$ 91,885
Advance ticket sales	127,450	81,991
Non-refundable guest credits	32,814	26,704
Current portion of long-term debt (note 4)	114,115	97,305
Current portion of obligations under capital lease (note 6)	2,466	6,564
	376,897	**304,449**
Long-term debt (note 4)	1,044,719	905,631
Obligations under capital lease (note 6)	1,690	–
Other liabilities (note 5)	16,982	10,000
Future income tax (note 8)	102,651	67,382
	1,542,939	**1,287,462**
Shareholders' equity:		
Share capital (note 7(b))	429,613	390,469
Contributed surplus (note 7(g))	39,093	21,977
Retained earnings	201,447	177,446
	670,153	**589,892**
Subsequent events (note 6)		
Commitments and contingencies (notes 6 and 9)		
	$ 2,213,092	**$ 1,877,354**

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Clive Beddoe, Director

Wilmot Matthews, Director

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) AND RETAINED EARNINGS

WestJet Airlines Ltd.

Years ended December 31, 2005 and 2004
(Stated in Thousands of Dollars, Except Per Share Amounts)

	2005	2004
Revenues:		
Guest revenues	$ 1,207,075	$ 933,407
Charter and other	181,641	119,332
Interest income	6,308	5,251
	1,395,024	**1,057,990**
Expenses:		
Aircraft fuel	354,065	241,473
Airport operations	219,144	173,604
Flight operations and navigational charges	183,463	148,706
Sales and marketing	124,154	85,186
Depreciation and amortization	106,624	126,338
Maintenance	75,717	78,903
General and administration	69,552	60,953
Aircraft leasing	65,647	41,239
Interest expense	55,496	44,109
Inflight	53,005	43,808
Customer service	27,322	23,570
	1,334,189	**1,067,889**
Earnings (loss) from operations	60,835	(9,899)
Non-operating income (expense):		
Loss on foreign exchange	(2,729)	(3,224)
Gain (loss) on disposal of property and equipment	(98)	63
	(2,827)	(3,161)
Employee profit share (note 9(b))	6,033	2,916
Earnings (loss) before income taxes	**51,975**	**(15,976)**
Income tax expense (recovery) (note 8):		
Current	(7,367)	(4,771)
Future	35,341	5,963
	27,974	**1,192**
Net earnings (loss)	**24,001**	**(17,168)**
Retained earnings, beginning of year	177,446	204,731
Change in accounting policy (note 1(l))	–	(10,117)
Retained earnings, end of year	**$ 201,447**	**$ 177,446**
Earnings (loss) per share (note 7(d)):		
Basic	$ 0.19	$ (0.14)
Diluted	$ 0.19	$ (0.14)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

WestJet Airlines Ltd.

Years ended December 31, 2005 and 2004
(Stated in Thousands of Dollars)

	2005	2004
Cash provided by (used in):		
Operating activities:		
Net earnings (loss)	$ 24,001	$ (17,168)
Items not involving cash:		
Depreciation and amortization	106,624	126,338
Amortization of other liabilities	(604)	-
Amortization of hedge settlements	1,391	1,391
(Gain) loss on disposal of property and equipment	98	(63)
Stock-based compensation expense	17,604	12,305
Issued from treasury stock	17,705	-
Future income tax expense	35,341	5,963
	202,160	128,766
Decrease in non-cash working capital	46,290	16,697
	248,450	**145,463**
Financing activities:		
Increase in long-term debt	256,385	429,890
Repayment of long-term debt	(100,487)	(75,819)
Increase in other liabilities	8,479	10,000
Issuance of common shares	21,094	13,949
Share issuance costs	(215)	(10)
Increase in other assets	(14,350)	(25,102)
Decrease in obligations under capital lease	(5,846)	(6,381)
	165,060	346,527
Increase in non-cash working capital	(837)	-
	164,223	**346,527**
Investing activities:		
Aircraft additions	(660,947)	(546,242)
Aircraft disposals	404,583	-
Other property and equipment additions	(46,095)	(41,545)
Other property and equipment disposals	894	2,945
	(301,565)	**(584,842)**
Increase (decrease) in cash	111,108	(92,852)
Cash, beginning of year	148,532	241,384
Cash, end of year	**$ 259,640**	**$ 148,532**

Cash is defined as cash and cash equivalents.

See accompanying notes to consolidated financial statements.

1. Significant accounting policies:

(a) Basis of presentation:

These consolidated financial statements include the accounts of WestJet Airlines Ltd. (the "Corporation") and its wholly owned subsidiaries, as well as the accounts of three special-purpose entities, which are utilized to facilitate the financing of aircraft. The Corporation has no equity ownership in the special-purpose entities; however, the Corporation is the primary beneficiary of the special-purpose entities' operations. All inter-company balances and transactions have been eliminated.

The preparation of financial statements in conformity with accounting principles generally accepted in Canada requires management to make estimates and assumptions regarding significant items such as amounts relating to depreciation and amortization, non-refundable guest credits, lease return conditions, future income taxes, impairment assessments of property and equipment, and the valuation of derivative financial instruments that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

(b) Cash and cash equivalents:

Cash and cash equivalents are comprised of cash and all investments that are highly liquid in nature and have a maturity date of three months or less. Cash and cash equivalents includes short-term investments of $219,030,000 (2004 – $124,207,000).

As at December 31, 2005 cash and cash equivalents include US $6,317,000 (2004 – $4,251,000) of restricted cash.

(c) Revenue recognition:

Guest and charter revenue is recognized when air transportation is provided. Tickets sold but not yet used are included in the consolidated balance sheet as advance ticket sales.

The Corporation earns revenue under the tri-branded credit card agreement and is included in other revenue. Net retail sales revenue is recognized at the time the transaction occurs. Revenue related to account activations is deferred and not recognized until the credit file issued for the new activation is used or expires.

(d) Non-refundable guest credits:

The Corporation, under certain circumstances, may issue future travel credits which are non-refundable and which expire one year from the date of issue. The utilization of guest credits is recorded as revenue when the guest has flown or upon expiry.

(e) Foreign currency:

Monetary assets and liabilities, denominated in foreign currencies, are translated into Canadian dollars at rates of exchange in effect at the balance sheet date. Non-monetary assets and revenue and expense items are translated at rates prevailing when they were acquired or incurred. Foreign exchange gains and losses are included in earnings.

(f) Inventory:

Fuel and supplies are valued at the lower of cost and replacement value. Aircraft expendables and consumables are expensed as acquired.

1. **Significant accounting policies (continued):**

(g) Deferred costs:

Sales and marketing and customer service expenses attributed to advance ticket sales are deferred and expensed in the period the related revenue is recognized. Included in prepaid expenses and deposits are $13,236,000 (2004 - $7,400,000) of deferred costs.

(h) Property and equipment:

Property and equipment are recorded at cost and depreciated to their estimated residual values. Aircraft under capital lease are initially recorded at the present value of minimum lease payments at the inception of the lease.

Asset	Basis	Rate
Aircraft net of estimated residual value – Next-Generation	Cycles	Cycles flown
Live satellite television included in Aircraft – Next-Generation	Straight-line	10 years/lease term
Aircraft net of estimated residual value – 200-series	Flight hours	Hours flown
Ground property and equipment	Straight-line	5 to 25 years
Spare engines and parts net of estimated residual value – Next-Generation	Straight-line	20 years
Spare engines and parts net of estimated residual value – 200-series	Flight hours	Fleet hours flown
Aircraft under capital lease	Straight-line	Term of lease
Other assets under capital lease	Straight-line	Term of lease
Buildings	Straight-line	40 years
Leasehold improvements	Straight-line	Term of lease

Property and equipment is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

(i) Maintenance costs:

Maintenance and repairs, including major overhauls, are charged to maintenance expense as they are incurred.

(j) Capitalized costs:

Costs associated with assets under development which have probable future economic benefit, which can be clearly defined and measured and are costs incurred for the development of new products or technologies, are capitalized. Interest attributable to funds used to finance property and equipment is capitalized to the related asset. Legal and financing costs for the loan facilities are capitalized to other assets on the balance sheet and amortized on a straight-line basis over the term of the related loan.

Costs of new route development are expensed as incurred.

(k) Future income tax:

The Corporation uses the liability method of accounting for future income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities, calculated using the currently enacted or substantively enacted tax rates anticipated to apply in the period that the temporary differences are expected to reverse.

(l) Stock-based compensation plans:

On January 1, 2004, the Corporation changed its accounting policy related to stock options granted on or after January 1, 2002. Under the new policy, the Corporation determines the fair value of stock options on their grant date and records this amount as compensation expense over the period that the stock options vest, with a corresponding increase to contributed surplus. The Corporation has retroactively adopted the changes, without restatement of prior periods, on January 1, 2004 which resulted in retained earnings decreasing by $10,117,000 and an offsetting entry to contributed surplus.

As new options are granted, the fair value of these options will be expensed on a straight-line basis over the applicable vesting period, with an offsetting entry to contributed surplus. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. Upon the exercise of stock options, consideration received together with amounts previously recorded in contributed surplus is recorded as an increase in share capital.

(m) Financial instruments:

Derivative financial instruments are utilized by the Corporation from time to time in the management of its foreign currency, interest rate and fuel price exposures. The Corporation's policy is not to utilize derivative financial instruments for trading or speculative purposes.

The Corporation formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or anticipated transactions. The Corporation also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. In the event that a derivative financial instrument is not designated for hedge accounting, does not qualify for hedge accounting or the event that the hedge is ineffective, changes in the fair value of derivative financial instruments are recorded in non-operating income or expense.

Gains or losses relating to derivatives that are designated as hedges are deferred in other assets and/or other liabilities and recognized in the same period and in the same financial category as the corresponding hedged transactions.

(n) Per share amounts:

Basic per share amounts are calculated using the weighted average number of shares outstanding during the year. Diluted per share amounts are calculated based on the treasury stock method, which assumes that any proceeds obtained on the exercise of options would be used to purchase common shares at the average price during the period. The weighted average number of shares outstanding is then adjusted by the net change.

(o) Comparative figures:

Certain prior-period balances have been reclassified to conform to current period's presentation.

(Tabular Amounts are Stated in Thousands of Dollars, Except Share and Per Share Data)

2. Property and equipment:

2005	Cost	Accumulated depreciation	Net book value
Aircraft – Next-Generation	$ 1,619,850	$ 102,914	$ 1,516,936
Ground property and equipment	135,217	52,664	82,553
Spare engines and parts – Next-Generation	67,960	8,029	59,931
Buildings	39,636	3,825	35,811
Leasehold improvements	6,302	3,992	2,310
Other assets under capital lease	2,289	198	2,091
Spare engines and parts – 200-series	12,547	11,128	1,419
Aircraft – 200-series	3,892	2,861	1,031
Aircraft under capital lease	19,475	19,475	–
	1,907,168	**205,086**	**1,702,082**
Deposits on aircraft	73,493	–	73,493
Assets under development	27,922	–	27,922
	$ 2,008,583	**$ 205,086**	**$ 1,803,497**

2004			
Aircraft – Next-Generation	$ 1,282,308	$ 46,180	$ 1,236,128
Ground property and equipment	109,334	34,586	74,748
Spare engines and parts – Next-Generation	52,641	4,777	47,864
Buildings	39,636	2,840	36,796
Leasehold improvements	5,655	3,104	2,551
Spare engines and parts – 200-series	24,397	16,523	7,874
Aircraft – 200-series	142,657	121,182	21,475
Aircraft under capital lease	31,304	26,781	4,523
	1,687,932	**255,973**	**1,431,959**
Deposits on aircraft	156,943	–	156,943
Assets under development	12,644	–	12,644
	$ 1,857,519	**$ 255,973**	**$ 1,601,546**

In 2004, the Corporation made the decision to accelerate the retirement dates of its older Boeing 737-200 aircraft to have virtually all 200-series aircraft retired by the end of 2005 rather than in 2008 as contemplated under the previous fleet plan. As a result of the accelerated retirement dates on the 200-series aircraft, the Corporation evaluated the recoverability of the aircraft and the related rotable parts and equipment, and the 200-series flight simulator (the "200-series assets"). This analysis indicated the estimated undiscounted future cash flows generated by these 200-series assets on a specific asset by asset basis were less than their carrying values. As a result, the carrying values of the 200-series assets were reduced to fair market value which resulted in an impairment loss of $47,577,000 which was included in the depreciation and amortization expense for the year ended December 31, 2004. Management estimated fair market value using third-party appraisals and recent sales and leasing transactions with consideration made for the currently available market for 200-series assets.

During the year, property and equipment was acquired at an aggregate cost of $2,137,000 (2004 – $NIL) by means of capital leases.

During 2005, the Corporation disposed of 13 200-series aircraft to an unrelated third party and entered into an agreement to sell the remaining spare engines, parts and flight simulator. This transaction will be completed in early 2006.

During the year the Corporation capitalized $3,250,000 (2004 – $3,675,000) of interest.

Included in Aircraft – Next-Generation are estimated lease return costs for these aircraft under operating leases totaling $1,107,000 (2004 – $NIL). These amounts are amortized on the straight-line basis over the term of each lease.

3. **Other assets:**

	2005	2004
Financing fees	$ 50,010	$ 39,138
Security deposits on aircraft and other leaseholds	32,086	24,563
Hedge settlements	19,479	19,479
Other amounts	1,017	562
NAV Canada security deposit	–	4,500
Accumulated amortization	(12,573)	(7,509)
	$ 90,019	$ 80,733

Financing fees are related to the facility for the purchase of 39 Boeing Next-Generation aircraft and hedge settlements relate to certain leased Boeing Next-Generation aircraft. Amortization of financing fees totalling $3,673,000 (2004 - $2,753,000) has been included in depreciation and amortization and amortization of hedge settlements totaling $1,391,000 (2004 - $1,391,000) has been included in aircraft leasing for the year ended December 31, 2005.

(Tabular Amounts are Stated in Thousands of Dollars, Except Share and Per Share Data)

4. Long-term debt:

	2005	2004
$1,304,197,000 in 33 individual term loans, amortized on a straight-line basis over a 12-year term, repayable in quarterly principal instalments ranging from $697,000 to $955,000, guaranteed by the Ex-Im Bank, secured by 30 700-series and three 600-series aircraft, and maturing between 2014 through 2017. 30 of these facilities include fixed rate weighted average interest at 5.39%. The remaining three facilities, totalling $104,786,000, includes weighted average floating interest at the Canadian LIBOR rate plus 0.08% (effective interest rate of 3.28% as at December 31, 2005) until after the first scheduled repayment date in January 2006, after such time the interest rate will be fixed at a weighted average rate of 4.89% for the remaining period the loans are outstanding.	$ 1,114,506	$ 954,674
$26,000,000 in two individual term loans, repayable in monthly instalments of $109,000 and $161,000 including floating interest at the bank's prime rate plus 0.88% with an effective interest rate of 5.88% at December 31, 2005, maturing in July 2008, secured by two Next-Generation flight simulators.	19,615	21,684
$12,000,000 term loan, repayable in monthly instalments of $108,000 including interest at 9.03%, maturing April 2011, secured by the Calgary hangar facility.	10,767	11,075
$12,657,000 in 18 individual term loans, amortized on a straight-line basis over a five-year term, repayable in quarterly principal instalments ranging from $29,000 to $47,000 including floating interest at the Canadian LIBOR rate plus 0.08%, with a weighted average effective interest rate of 3.39% at December 31, 2005, maturing in 2009 and 2010, guaranteed by the Ex-Im Bank and secured by certain 700-series and 600-series aircraft.	10,462	6,303
$4,550,000 term loan, repayable in monthly instalments of $50,000, including floating interest at the bank's prime rate plus 0.50%, with an effective interest rate of 5.50% as at December 31, 2005, maturing April 2013, secured by the Calgary hangar facility.	3,484	3,899
$22,073,000 in six individual term loans, repayable in monthly instalments ranging from $25,000 to $87,000 including fixed rate weighted average interest at 8.43% having matured in October 2005.	–	5,301
	1,158,834	1,002,936
Less current portion	114,115	97,305
	$ 1,044,719	$ 905,631

The net book value of the property and equipment pledged as collateral for the Corporation's secured borrowings was $1,549,107,000 as at December 31, 2005 (2004 – $1,288,497,000).

Held within the special-purpose entities, as described in note 1, are liabilities of $1,392,629,000 (2004 – $1,178,239,000) and corresponding assets of $1,393,801,000 (2004 – $1,178,342,000), which are included in the consolidated financial statements.

Future scheduled repayments of long-term debt are as follows:

2006	$ 114,115
2007	114,300
2008	127,279
2009	111,514
2010	110,660
2011 and thereafter	580,966
	$ 1,158,834

During the year, the Corporation converted US $402 million of preliminary commitments with the Export-Import Bank of the United States ("Ex-Im Bank") into a final commitment to support the acquisition of five Boeing Next-Generation 737-700 aircraft and eight Boeing Next-Generation 737-600 aircraft, their related live satellite television systems and installation of winglets on the 600-series aircraft, to be delivered between July 2005 and July 2006. As at December 31, 2005 the unutilized and uncancelled balance of the final commitment from Ex-Im Bank was US $188.8 million. In addition, Ex-Im Bank has provided a preliminary commitment of US $324 million to cover an additional 10 aircraft to be delivered between July 2006 and November 2007.

During the year, the Corporation completed financing arrangements for US $386 million supported by loan guarantees from the Ex-Im Bank on 13 aircraft as outlined above. This facility will be drawn in Canadian dollars, in separate instalments, with 12-year terms for each new aircraft. Each loan will be amortized on a straight-line basis over the 12-year term with quarterly principal instalments, and interest calculated on the outstanding balance. As at December 31, 2005 the Corporation has taken delivery of the first seven aircraft under this facility and has drawn a total of $256.4 million (US $213.2 million).

The Corporation is charged a commitment fee of 0.125% per annum on the unutilized and uncancelled balance of the Ex-Im Bank final commitment, payable at specified dates and upon delivery of an aircraft, and is charged a 3% exposure fee on the financed portion of the aircraft price, payable upon delivery of an aircraft.

The Corporation has available a facility with a Canadian chartered bank of $8,000,000 (2004 – $8,000,000) for letters of guarantee. At December 31, 2005, letters of guarantee totaling $6,830,000 (2004 – $7,977,000) have been issued under this facility. The facility is secured by a general security agreement and an assignment of insurance proceeds.

Cash interest paid during the year was $54,688,000 (2004 – $42,346,000).

(Tabular Amounts are Stated in Thousands of Dollars, Except Share and Per Share Data)

5. Other liabilities:

Included in other liabilities is $8,000,000 (2004 - $10,000,000) of unearned revenue related to the BMO Mosaik® MasterCard®* with the AIR MILES®† Reward Option for future net retail sales and for bounty on newly activated credit cards. During the year ended December 31, 2005, the Corporation recognized $2,000,000 (2004 – $NIL) of this unearned revenue. The remaining unearned revenue balance will be recognized during the next three years with $2,000,000 earned in 2006 and $3,000,000 in each of 2007 and 2008.

At December 31, 2005, included in other liabilities are deferred gains from the sale and leaseback of aircraft in 2005 totaling $7,875,000, net of amortization, which are being deferred and amortized over the lease term with the amortization included in aircraft leasing. During the year ended December 31, 2005 the Corporation recognized amortization of $604,000.

The Corporation has also included in other liabilities $1,107,000 pertaining to the estimated lease return costs on its Next-Generation leased aircraft.

6. Leases:

The Corporation has entered into operating leases and agreements for aircraft, buildings, computer hardware and software licenses and satellite programming, as well as capital leases relating to aircraft and ground handling equipment. The obligations are as follows (see note 9 for additional commitments):

	Capital Leases	Operating Leases
2006	$ 2,622	$ 91,340
2007	411	96,821
2008	411	97,833
2009	411	94,350
2010	665	85,203
2011 and thereafter	–	373,670
Total lease payments	4,520	$ 839,217
Less imputed interest at 6.09%	(364)	
Net minimum lease payments	4,156	
Less current portion of obligations under capital lease	(2,466)	
Obligations under capital lease	$ 1,690	

The Corporation has US dollar capital lease obligations totaling $1,900,000 for 2006 which have been included at their Canadian dollar equivalent in the table above.

The US dollar amounts of operating leases which have been included at their Canadian dollar equivalent above are: 2006 – $67,468,000, 2007 – $75,507,000, 2008 – $77,276,000, 2009 – $77,264,000, 2010 – $70,636,000, 2011 and thereafter – $304,837,000.

Subsequent to December 31, 2005, the Corporation entered into an agreement with an independent third party to lease two 737-700 aircraft to be delivered during February and April 2007 for an eight-year term in US dollars. These amounts have been included at their Canadian dollar equivalent in the preceding table.

7. **Share capital:**

The non-voting common shares and the non-voting preferred shares are subject to limitations to be fixed by the Board of Directors.

(a) Authorized:

Unlimited number of common voting shares:

The common voting shares may be owned and controlled by Canadians only and shall confer the right to one vote per common voting share at all meetings of shareholders of the Corporation.

Each issued and outstanding common voting share shall be converted into one variable voting share automatically and without any further act of the Corporation or the holder, if such common voting share becomes owned or controlled by a person who is not a Canadian.

Unlimited number of variable voting shares:

The variable voting shares may be owned and controlled only by persons who are not Canadians and are entitled to one vote per variable voting share unless (i) the number of issued and outstanding variable voting shares exceed 25% of the total number of all issued and outstanding variable voting shares and common voting shares (or any greater percentage the Governor in Council may specify pursuant to the Canada Transportation Act), or (ii) the total number of votes cast by or on behalf of the holders of variable voting shares at any meeting on any matter on which a vote is to be taken exceeds 25% (or any greater percentage the Governor in Council may specify pursuant to the Canada Transportation Act) of the total number of votes that may be cast at such meeting.

If either of the above-noted thresholds are surpassed at any time, the vote attached to each variable voting share will decrease automatically without further act of formality. Under the circumstances described above, the variable voting shares as a class cannot carry more than 25% (or any greater percentage the Governor in Council may specify pursuant to the Canada Transportation Act) of the total voting rights attached to the aggregate number of issued and outstanding variable voting shares and common voting shares of the Corporation.

Under the circumstances described above, the variable voting shares as a class cannot, for a given shareholders' meeting, carry more than 25% (or any greater percentage the Governor in Council may specify pursuant to the Canada Transportation Act) of the total number of votes that may be cast at the meeting.

Each issued and outstanding variable voting share shall be automatically converted into one common voting share without any further intervention on the part of the Corporation or of the holder if (i) the variable voting share is or becomes owned and controlled by a Canadian; or if (ii) the provisions contained in the Canada Transportation Act relating to foreign ownership restrictions are repealed and not replaced with other similar provisions in applicable legislation.

Unlimited number of non-voting shares

Unlimited number of non-voting first, second and third preferred shares

(Tabular Amounts are Stated in Thousands of Dollars, Except Share and Per Share Data)

7. Share capital (continued):

(b) Issued and outstanding:

On August 30, 2005, the Corporation's common shares were restructured into two classes of shares: common voting shares and variable voting shares. Each issued and outstanding common share which was not owned and controlled by a Canadian within the meaning of the Canada Transportation Act was converted into one variable voting share and the common share was cancelled. Each issued and outstanding common share which was owned and controlled by a Canadian within the meaning of the Canada Transportation Act was converted into one common voting share and the common share was cancelled.

	2005		2004	
	Number	Amount	Number	Amount
Common and variable voting shares:				
Balance, beginning of year	125,497,407	$ 390,469	123,882,490	$ 376,081
Exercise of options	1,333,791	3,389	1,611,721	13,949
Stock-based compensation expense	–	488	–	445
Issued from treasury (see note 7(e))	2,743,901	35,410	–	–
Issued on rounding of stock split	–	–	3,196	–
Share issuance costs	–	(215)	–	(10)
Tax benefit of issue costs	–	72	–	4
Balance, end of year	**129,575,099**	**$ 429,613**	**125,497,407**	**$ 390,469**

As at December 31, 2005, the number of common voting shares and variable voting shares amounted to 119,378,637 and 10,196,462 respectively.

(c) Stock Option Plan:

The Corporation has a Stock Option Plan, whereby up to a maximum of 12,683,000 common voting shares may be issued to officers and employees of the Corporation subject to the following limitations:

(i) the number of common voting shares reserved for issuance to any one optionee will not exceed 5% of the issued and outstanding common and variable voting shares at any time;

(ii) the number of common voting shares reserved for issuance to insiders shall not exceed 10% of the issued and outstanding common and variable voting shares; and

(iii) the number of common voting shares issuable under the Stock Option Plan, which may be issued within a one-year period, shall not exceed 10% of the issued and outstanding common and variable voting shares at any time.

Stock options are granted at a price that equals the market value, have a term of four years and vest on either the first, second or third anniversary from the date of grant.

(c) Stock Option Plan (continued):

Changes in the number of options, with their weighted average exercise prices, are summarized below:

	2005			2004		
	Number of options		Weighted average exercise price	Number of options		Weighted average exercise price
Stock options outstanding, beginning of year	10,682,082	$	12.37	9,809,753	$	10.78
Granted	4,474,184		14.46	2,927,875		15.73
Exercised	(3,506,625)		9.82	(1,959,002)		9.42
Cancelled	(147,309)		14.53	(96,544)		12.83
Repurchased	(66,724)		11.99	–		–
Expired	(6,890)		13.79	–		–
Stock options outstanding, end of year	**11,428,718**	**$**	**13.94**	**10,682,082**	**$**	**12.37**
Exercisable, end of year	**3,920,623**	**$**	**12.24**	**4,694,357**	**$**	**10.88**

The following table summarizes the options outstanding and exercisable at December 31, 2005:

Outstanding Options					Exercisable Options		
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Life (years)		Weighted Average Exercise Price	Number Exercisable		Weighted Average Exercise Price
$9.74 - $11.81	2,749,040	1.39	$	11.21	2,380,430	$	11.21
$11.99 - $14.60	5,838,130	2.54		14.53	1,540,193		13.82
$14.93 - $18.41	2,841,548	2.35		15.78	–		–
	11,428,718	**2.22**	**$**	**13.94**	**3,920,623**	**$**	**12.24**

Under the terms of the Corporation's Stock Option Plan, a cashless settlement alternative is available whereby option holders can either (a) elect to receive shares by delivering cash to the Corporation or (b) elect to receive a number of shares equivalent to the difference between the market value of the options and the aggregate exercise price. For the year ended December 31, 2005, options holders exercised 3,151,923 (2004 – 449,635) options on a cashless settlement basis and received 979,089 (2004 – 102,354) shares.

Certain executives holding total options of 66,724, at an exercise price of $11.99, offered the Corporation an opportunity to purchase and cancel their options in consideration of payment by the Corporation in cash for a fixed price of $320,000. The agreements were accepted by the Corporation and the options were cancelled.

(Tabular Amounts are Stated in Thousands of Dollars, Except Share and Per Share Data)

7. **Share capital (continued):**

(d) Per share amounts:

The following table summarizes the shares used in calculating net earnings (loss) per share:

	2005	2004
Weighted average number of shares outstanding – basic	128,031,694	125,071,208
Effect of dilutive employee stock options	392,408	-
Weighted average number of shares outstanding – diluted	**128,424,102**	**125,071,208**

For the year ended December 31, 2005, a total of 8,672,329 (2004 – 10,682,082) options were not included in the calculation of dilutive potential shares as the result would be anti-dilutive.

(e) Employee Share Purchase Plan:

The Corporation has an Employee Share Purchase Plan ("ESPP") whereby the Corporation matches every dollar contributed by each employee. Under the terms of the ESPP, employees may contribute up to a maximum of 20% of their gross pay and acquire common voting shares of the Corporation at the current fair market value of such shares.

Current market price for common shares issued from treasury is determined based on weighted average trading price of the common shares on the Toronto Stock Exchange for the five trading days preceding the issuance.

The Corporation has the option to acquire common voting shares on behalf of employees through open market purchases or to issue new shares from treasury at the current market price. For the period January to October 2005, shares under the ESPP were issued from treasury at the current market price. Subsequent to this period, the Corporation elected to purchase these shares through the open market and will continue to review this option in the future. For the year ended December 31, 2005, $17,705,000 (2004 – $NIL) of common shares were issued from treasury, representing the Corporation's matching contribution from treasury for employee contributions, for which no cash was exchanged.

Shares acquired from the ESPP are held in trust for one year. Employees may offer to sell common shares, which have not been held for at least one year, on January 1 and July 1 of each year, to the Corporation for 50% of the then current market price.

The Corporation's share of the contributions is recorded as compensation expense and amounted to $21,690,000 (2004 – $18,655,000).

(f) Stock-based compensation:

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. The following weighted average assumptions were used to determine the fair market value of options granted during the years ended December 31:

		2005		2004
Weighted average fair market value per option	$	5.26	$	5.83
Average risk-free interest rate		3.4%		3.7%
Average volatility		43%		45%
Expected life (years)		3.7		3.5
Dividend per share	$	0.00	$	0.00

Employee stock option compensation expense is included in flight operations and general and administration expenses and totaled $17,604,000 (2004 - $12,305,000), net of repurchase of $320,000 (2004 – $NIL) as noted in 7(c).

(g) Contributed surplus:

Changes to contributed surplus were as follows:

		2005		2004
Balance, beginning of year	$	21,977	$	–
Stock-based compensation – adoption		–		10,117
Stock-based compensation expense		17,604		12,305
Stock-options exercised		(488)		(445)
Balance, end of year	$	39,093	$	21,977

(Tabular Amounts are Stated in Thousands of Dollars, Except Share and Per Share Data)

8. Income taxes:

Income taxes vary from the amount that would be computed by applying the basic Federal and Provincial tax rate of 35.04% (2004 – 35.38%) to earnings (loss) before income taxes as follows:

	2005	2004
Expected income tax provision	$ 18,212	$ (5,652)
Add (deduct):		
Non-deductible expenses	1,219	986
Non-deductible stock-based compensation	6,208	4,329
Non-taxable portion of capital gains	(1,470)	–
Large corporation tax and capital taxes	5,009	3,721
Future tax rate reductions	(1,426)	(1,739)
Other	222	(453)
	$ 27,974	$ 1,192

The components of the net future income tax liability are as follows:

	2005	2004
Future income tax liability:		
Property and equipment	$ 148,467	$ 69,547
Future income tax asset:		
Share issue costs	(1,368)	(2,165)
Non-capital losses	(44,448)	–
Net future income tax liability	$ 102,651	$ 67,382

Cash taxes paid during the year were $10,151,000 (2004 – $7,903,000).

The Corporation has recognized a benefit on $126.3 million of non-capital losses which are available for carry forward to reduce taxable income in future years. These losses are scheduled to expire in the year 2014.

9. **Commitments and contingencies:**

(a) Aircraft:

The Corporation has remaining commitments to purchase 10 737-600s and nine 737-700s to be delivered over the course of 2006 through to 2008.

The Corporation has signed an agreement with Aviation Partners Boeing to install Blended Winglet Technology on certain of the Corporation's committed Boeing Next-Generation aircraft, including leased aircraft.

The Corporation has an agreement with LiveTV to install, maintain and operate live satellite television on all aircraft with the ability to cancel installing the system on future aircraft deliveries, subject to certain applicable penalties. This agreement contains an exclusivity clause which expires on July 1, 2009.

The Corporation has signed an agreement with Bell ExpressVu for a seven-year term to provide satellite programming. The agreement commenced in 2004 and can be renewed for an additional five years.

The remaining estimated amounts to be paid in deposits and purchase prices in US dollars relating to the purchases of the remaining aircraft, live satellite television systems and winglets are $368,154,000 for 2006, $143,540,000 for 2007 and $110,809,000 for 2008.

The Corporation also has an agreement to purchase a Next-Generation flight simulator, where remaining instalments for 2006 is $3,640,000.

(b) Employee profit share:

The Corporation has an employee profit sharing plan whereby eligible employees participate in the pre-tax operating income of the Corporation. The profit share ranges from a minimum of 10% to a maximum of 20% of earnings before employee profit share and income taxes. The amounts paid under the plan are subject to prior approval by the Board of Directors.

(c) Contingencies:

An Amended Fresh as Amended Statement of Claim was filed by Air Canada and ZIP Air Inc. in the Ontario Superior Court on March 11, 2005 (amending the original Statement of Claim filed on April 6, 2004) against the Corporation, two officers, two employees, two former officers, and one former employee (the "Defendants"). The principal allegations are that the Defendants unlawfully obtained confidential flight load and load factor information from Air Canada's employee travel website and, as a result, the Plaintiffs are seeking disgorgement of any incremental revenue, profits and other benefits acquired by the Defendants as a result of having access to the alleged confidential information. The Plaintiffs are claiming disgorgement, damages for the tort of spoliation and punitive damages in the aggregate amount of $220 million, but the Plaintiffs have provided no meaningful details or evidence to substantiate their claim for disgorgement and damages.

A Statement of Claim was also filed by Jetsgo Corporation in the Ontario Superior Court on October 15, 2004 against the Corporation, an officer, and a former officer (the "Defendants"). The principal allegations are that the Defendants conspired together to unlawfully obtain Jetsgo's proprietary information and to use this proprietary information to harm Jetsgo and benefit the Corporation. The Plaintiff is seeking damages in an amount to be determined plus $50 million, but the Plaintiff has provided no details or evidence to substantiate its claim. On May 13, 2005 Jetsgo Corporation

(Tabular Amounts are Stated in Thousands of Dollars, Except Share and Per Share Data)

9. Commitments and contingencies (continued):

(c) Contingencies (continued):

declared Bankruptcy. As a result, this action has been stayed and no further steps can be taken in the litigation unless a court order is obtained.

Based on the results to date of (i) an internal investigation, (ii) advice from independent industry experts, and (iii) cross-examinations of witnesses in the Air Canada proceedings, and (iv) evidence filed by the Plaintiffs in support of various court applications, management believes the amounts claimed are substantially without merit. The amount of loss, if any, to the Corporation as a result of these two claims cannot be reasonably estimated. The defence and investigation of these claims are continuing.

The Corporation is party to other legal proceedings and claims that arise during the ordinary course of business. It is the opinion of management that the ultimate outcome of these matters will not have a material effect upon the Corporation's financial position, results of operations or cash flows.

10. Financial instruments and risk management:

(a) Fuel risk management:

The Corporation periodically utilizes short-term and long-term financial and physical derivative instruments to mitigate its exposure to fluctuations in jet fuel prices and accounts for these derivatives as cash flow hedges. For the year ended December 31, 2005, the Corporation recognized a net gain of $155,000 in aircraft fuel resulting from hedging transactions.

As at December 31, 2005, the Corporation has outstanding hedge contracts representing approximately 50%, 40% and 11% respectively of January, February and March anticipated fuel consumption at a rate of $0.572/litre, $0.580/litre and $0.562/litre. The total fair market value of the unsettled contracts as at December 31, 2005 is an estimated loss of $1,300,000.

(b) Foreign currency exchange risk:

The Corporation is exposed to foreign currency fluctuations as certain ongoing expenses are referenced to US dollar denominated prices. The Corporation periodically uses financial instruments, including foreign exchange forward contracts and options, to manage its exposure.

The Corporation has entered into a contract to purchase US $2.5 million per month at a forward rate of 1.22 for the payment period from March 2005 to February 2006 to hedge a portion of the Corporation's committed US dollar lease payments during the same period. The estimated fair market value of the remaining portion of the contract as at December 31, 2005 is a loss of $300,000.

Included in cash and cash equivalents at December 31, 2005 is US $35,453,000 (2004 – US $28,440,000).

(c) Interest rate risk:

The Corporation is exposed to interest rate fluctuations on variable interest rate debt (see note 4).

The Corporation has entered into forward starting interest rate agreements at rates between 4.98% and 5.00% on six future aircraft deliveries, effective from the period April 2006 and July 2006.

(d) Credit risk:

The Corporation does not believe it is subject to any significant concentration of credit risk. Most of the Corporation's receivables result from tickets sold to individual guests through the use of major credit cards and travel agents. These receivables are short-term, generally being settled shortly after the sale. The Corporation manages the credit exposure related to financial instruments by selecting counter parties based on credit ratings, limiting its exposure to any single counter party and monitoring the market position of the program and its relative market position with each counter party.

(e) Ontario Teachers' Financing Agreement:

The Corporation had an agreement with Ontario Teachers' Pension Plan Board ("Ontario Teachers") for the right to require Ontario Teachers to purchase up to $100,000,000 of common shares, which expired in 2004. The Corporation elected not to exercise the financing agreement and has included the 1% annual standby fee in general and administration expenses for the year ended December 31, 2004.

(f) Fair value of financial instruments:

The carrying amounts of financial instruments included in the balance sheet, other than long-term debt, approximate their fair value due to their short term to maturity.

At December 31, 2005, the fair value of long-term debt was approximately $1.2 billion (2004 – $1.1 billion). The fair value of long-term debt is determined by discounting the future contractual cash flows under current financing arrangements at discount rates which represent borrowing rates presently available to the Corporation for loans with similar terms and maturity.

WESTJET EXECUTIVE TEAM

Executives



Clive Beddoe Executive Chairman President and CEO	Don Bell Executive Vice-President Culture & Airport Operations	Russ Hall Executive Vice-President Guest Services & Information Technology	Alexander (Sandy) Campbell Executive Vice-President Finance & Chief Financial Officer	Sean Durfy Executive Vice-President Marketing & Sales	Fred Ring Executive Vice-President Corporate Projects	Matthew Handford Executive Vice-President People

Board of Directors



Clive Beddoe Executive Chairman President and CEO WestJet Airlines Ltd.	James Homeniuk Aircraft Maintenance Engineer P.A.C.T. Representative WestJet	Ronald Greene Lead Director President and CEO Tortuga Investment Corp.	Arthur Scace Non-Executive Chairman The Bank of Nova Scotia	Don MacDonald President Sanjel Corporation



Murph Hannon President Murcon Development Ltd. President Canadian Hydrodynamics Ltd.	Hugh Bolton Non-Executive Chairman EPCOR Utilities Inc. Lead Director Matrikon Inc.	Wilmot Matthews President Marjad Inc.	Allan Jackson President and CEO Arci Ltd. President and CEO Jackson Enterprises Inc.	Larry Pollock President and CEO Canadian Western Bank and Canadian Western Trust

ANNUAL AND SPECIAL MEETING:
WestJet Airlines Ltd.'s Annual and Special Meeting will be held at 2:00 p.m. (MDT) on Thursday, April 27, 2006 at WestJet's Hangar, 21 Aerial Place NE, Calgary, AB.



Transfer Agent and Registrar:
CIBC Mellon Trust Company
Toll Free Phone Number:
North America: 1-800-387-0825
Outside North America: 416-643-5500
E-mail: inquiries@cibcmellon.com
Website: www.cibcmellon.com

Auditors: KPMG LLP, Calgary, AB

Legal Counsel: Burnet, Duckworth and Palmer LLP, Calgary, AB

Stock Exchange Listing:
Shares in WestJet stock are publicly traded on the Toronto Stock Exchange under the symbols WJA and WJA.RV.

Investor Relations Contact Information:
Telephone: 1-877-493-7853 or 444-2252 in Calgary
E-mail: investor_relations@westjet.com

WestJet Office:
5055 11 St. NE,
Calgary, Alberta, T2E 8N4
Phone: (403) 444-2600
Fax: (403) 444-2301



westjet.com